03005558

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED JAN 31 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP. — 0001119605

(Exact Name of Registrant as Specified in Charter) — (Registrant CIK Number)

Form 8-K For 1-30-03 (filed January 31 , 2003) — 333-41712

(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report)) — (SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, January 30 , 2003.

Long Beach Securities Corp.
(Registrant)

By [signature], Vice President
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________________, 200_, that the information set forth in this statement is true and complete.

By________________________
(Name)

____
(Title)

202938 v02.SE (4CL602!.DOC)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2003

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of February 1, 2003, providing for the issuance of Asset-Backed Certificates, Series 2003-1)

(Exact name of registrant as specified in its charter)

Delaware	333-90550	33-0917586
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1100 Town & Country Road Suite 1600 Orange, California	92868
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (714) 541-5378

Item 5. Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated July 30, 2002, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2003-1, Asset-Backed Certificates, Series 2003-1 (the "2003-1 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of February 1, 2003, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer"), the Federal National Mortgage Association ("Fannie Mae") as guarantor with respect to the Class A-1 Certificates and the Class S-1 Certificates (the "Fannie Mae Certificates") and Deutsche Bank National Trust Company as trustee. Fannie Mae will exchange Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates, Fannie Mae Grantor Trust 2003-T2 (the "Guaranteed Certificates") with Depositor for the Fannie Mae Certificates pursuant to the Commitment Letter dated as of January 13, 2003 among Fannie Mae, Registrant, Master Servicer and Deutsche Bank Securities Inc. The Registrant, Master Servicer, Deutsche Bank Securities Inc., Lehman Brothers Inc. (together, Deutsche Bank Securities Inc. and Lehman Brothers Inc. are the "Co-Lead Underwriters"), Bank One Capital Markets, Inc., Credit Suisse First Boston LLC, Greenwich Capital Markets, Inc., Morgan Stanley & Co. Incorporated, UBS Warburg LLC and WaMu Capital Corp. have entered into an Underwriting Agreement dated as of January 29, 2003 for the purchase of the Class A-2 Certificates, Class S-2 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (the "Offered Certificates", collectively with the Guaranteed Certificates the "Underwritten Certificates"). The 2003-1 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fully amortizing fixed rate and adjustable rate, first lien and second lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Co-Lead Underwriters have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Co-Lead Underwriters. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Co-Lead Underwriters at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits.

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
99.1	Computations Materials (as defined in Item 5) that have been provided by Deutsche Bank Securities Inc. and Lehman Brothers Inc. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2003-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 30, 2003

LONG BEACH SECURITIES CORP.

By: [signature]
Name: Jeffery A Sorensen
Title: Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 5) that have been provided by Deutsche Bank Securities Inc. and Lehman Brothers Inc. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2003-1	P

EXHIBIT 99.1

FILED BY PAPER

Marketing Materials

$1,961,000,000 *(Approximate)*

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

Long Beach Mortgage Company
(A subsidiary of Washington Mutual, Inc.)
Seller and Master Servicer

Fannie Mae Grantor Trust 2003-T2

Offered Classes:
A1 & S1

Long Beach Mortgage Loan Trust 2003-1

Offered Classes:
A-2, S-2, M-1, M-2, M-3 & M-4

January 21, 2003

The analysis in this report is based on information provided by Long Beach Mortgage Company (the "Seller"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Issuer's Prospectus and Prospectus Supplement, (the "Prospectus") or the Fannie Mae Prospectus, the Issuer's Information Supplement and Fannie Mae Information Statement (the "Fannie Mae Prospectus"), as applicable, for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the final Prospectus or Fannie Mae Prospectus, as applicable, and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus or the Fannie Mae Prospectus, as applicable, relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF THE ISSUER'S AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

STRUCTURAL SUMMARY

Fannie Mae Grantor Trust 2003-T2

(The Class A1 and Class S1 Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates correspond to the Class A-1 and Class S-1 Certificates of Long Beach Mortgage Loan Trust 2003-1)

Long Beach Mortgage Loan Trust 2003-1

Class(1,2)	Principal Amount	WAL (Yrs) Call/Mat (3)	Payment Window (Mths) Call/Mat(3)	Expected Rating (Moody's/Fitch/S&P)	Assumed Final Distribution (Call)	Certificate Type
Fannie Mae Certificates						
A-1 (4)	1,044,000,000	2.76 / 3.00	1-91 / 1-201	Fannie Mae Guaranty	September 2010	Floating Rate
S-1 (5)	Notional	N/A	N/A	Fannie Mae Guaranty	November 2004	Fixed Rate IO
Long Beach 2003-1 Certificates						
A-2 (4)	644,000,000	2.63 / 2.85	1-91 / 1-200	Aaa/AAA/AAA	September 2010	Floating Rate
S-2 (5)	Notional	N/A	N/A	Aaa/AAA/AAA	November 2004	Fixed Rate IO
M-1 (4)	52,000,000	5.19 / 5.73	40-91 / 40-167	Aa2/AA/AA	September 2010	Floating Rate
M-2 (4)	101,000,000	5.12 / 5.59	38-91 / 38-153	A2/A/A	September 2010	Floating Rate
M-3 (4)	80,000,000	5.10 / 5.45	37-91 / 37-134	Baa2/BBB/BBB	September 2010	Floating Rate
M-4 (4)	40,000,000	5.06 / 5.15	37-91 / 37-108	Baa3/BBB-/BBB-	September 2010	Floating Rate

(1) *The Class A-1 and Class S-1 Certificates are backed by the cashflow from a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "Group I Mortgage Loans"). The Class A-2, Class S-2 and Class M-1 Certificates are backed by the cashflow from a pool of primarily non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "Group II Mortgage Loans"). The Class M-2, Class M-3 and Class M-4 Certificates are backed by the cashflow from both the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance (or notional amount) of each class of the Certificates is subject to a 10% variance.*

(2) *The Certificates are subject to a 10% Clean-up Call (as described herein).*

(3) *See "Pricing Prepayment Speed" below.*

(4) *The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are subject to the Net WAC Rate (as described herein). The margins on the Class A-1 and Class A-2 Certificates double and the margins on the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates increase by 1.5x on the first Distribution Date after the first date on which the Clean-up Call is exercisable.*

(5) *The Class S Certificates are not entitled to any principal payments, but will accrue interest on a notional balance described herein.*

Prepayment Speed The Offered Certificates will be priced based on the following collateral prepayment assumptions:
FRM: 115% PPC - (100% PPC: 4% - 20% CPR over 12 months, remaining at 20% CPR thereafter).
ARM: 27% CPR.

Class S Notional Schedule: The notional amounts for each of the Class S Certificates for each Distribution Date will be equal to the lesser of (i) the aggregate principal balance of the mortgage loans in the related loan group and (ii) the amount on the schedule below.

Month	Pass-Through Rate	S-1 Notional Amount (Approx.)	S-2 Notional Amount (Approx.)
1-6	4.25%	$240,000,000	$160,000,000
7-12	4.00%	$216,000,000	$144,000,000
13-18	3.75%	$198,000,000	$132,000,000
19-21	3.50%	$168,000,000	$112,000,000
22+	0.00%	$0	$0

Delivery: Book-entry form through DTC/Euroclear/Clearstream.

TERMS

Depositor: Long Beach Securities Corp.

Seller and Master Servicer: Long Beach Mortgage Company ("***Long Beach***")

Sub-Servicer: Washington Mutual Bank, FA

Trustee: Deutsche Bank National Trust Company

Guarantor: Fannie Mae

Co-Lead Underwriters: Deutsche Bank Securities and Lehman Brothers

Co-Underwriters:
Banc One Capital Markets, Inc.
Credit Suisse First Boston
Greenwich Capital Markets, Inc.
Morgan Stanley & Co., Incorporated
UBS Warburg
WaMu Capital Corp.

Cut-off Date: February 1, 2003

Expected Pricing Date: Week of January [20], 2003.

Expected Closing Date: On or about February [6], 2003.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in March 2003.

Certificates:

Fannie Mae Certificates: Class A-1 Certificates and Class S-1 Certificates. The Fannie Mae Guaranteed Grantor Trust Certificates will represent ownership interests in the Fannie Mae Class A-1 and S-1 Certificates.

Fannie Mae Guaranteed Grantor Trust Certificates: Class A1 Certificates and Class S1 Certificates.

Non-Fannie Mae Certificates: Class A-2 Certificates, Class S-2 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates.

2003-1 Certificates: The Fannie Mae Certificates and the Non-Fannie Mae Certificates.

Class A Certificates: Class A-1 Certificates and Class A-2 Certificates.

Class S Certificates: Class S-1 Certificates (or the Class S1 Certificates, as applicable) and Class S-2 Certificates.

Mezzanine Certificates: Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates.

Offered Certificates: Fannie Mae Guaranteed Grantor Trust Certificates and Non-Fannie Mae Certificates.

Non-Offered Certificates: Class C Certificates, Class P Certificates, and Class R Certificates.

Subordinate Certificates Mezzanine Certificates and Class C Certificates.

TERMS

Mortgage Loans:	The Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, fully-amortizing, one-to four-family, first and second lien residential mortgage loans. The description of the Mortgage Loans herein is with respect to the statistical cut-off pool of Mortgage Loans as of January 1, 2003, adjusted for scheduled principal payments due on or before January 1, 2003, whether or not received. As of the Statistical Cut-off Date, the Mortgage Loans consist of 11,952 loans, with a principal balance of $1,984,265,953.92. The Mortgage Loans are divided into two groups based on loan balances at origination. Group I consists of 7,834 first lien, fixed-rate and adjustable-rate loans with an aggregate principal balance of $1,187,408,969.17 that have original principal balances that conform to Fannie Mae loan limits. Group II consists of 4,118 first and second lien, fixed-rate and adjustable-rate loans with an aggregate principal balance of $$796,856,984.75 and predominantly consists of loans that have original principal balances that do not conform to Fannie Mae loan limits. The cut-off pool will be increased by additional loans provided by Long Beach on or prior to the Closing Date. It is anticipated that the total collateral balance will be approximately $2,000,000,000 on the Closing Date.
Statistical Cut-off Date:	January 1, 2003
Rating Agencies:	Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("***S&P***"), Moody's Investors Service, Inc. ("***Moody's***") and Fitch Ratings, Inc. ("***Fitch***") will rate the Offered Certificates other than the Fannie Mae Guaranteed Grantor Trust Certificates.
Registration:	The Offered Certificates will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Status:	The 2003-1 Certificates will be treated as REMIC regular interests for Federal income tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Fannie Mae Certificates will constitute "mortgage related securities" for purposes of SMMEA. The Non-Fannie Mae Certificates are ***not*** expected to constitute "mortgage related securities" for purposes of SMMEA.
Accrued Interest:	The Class S Certificates will settle with accrued interest. The price to be paid by investors for the Class S Certificates will include accrued interest from February 1, 2003, up to, but not including, the Closing Date (5 days). The price to be paid by investors for the other Offered Certificates will not include accrued interest (settling flat).
Accrual Period:	The "***Accrual Period***" for the Class S Certificates with respect to any Distribution Date will be the calendar month immediately preceding such Distribution Date (based on a 360-day year consisting of twelve 30-day months). The Accrual Period for the other Offered Certificates with respect to any Distribution Date will be the period beginning on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
Record Date:	With respect to the Class S Certificates, the last business day of the month immediately preceding the Distribution Date. With respect to the other Offered Certificates, the business day immediately preceding the Distribution Date.

TERMS	
Due Period:	A "***Due Period***" with respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The "***Prepayment Period***" for the first Distribution Date is the period from January 1, 2003 through February 28, 2003, and for any Distribution Date thereafter is the calendar month immediately preceding the month in which the Distribution Date occurs.
Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer or the NIM Insurer, if any, (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Fannie Mae Guaranty:	Fannie Mae will guarantee timely payment of interest on the Fannie Mae Certificates at the applicable Pass-Through Rate and the ultimate payment of principal to the Class A-1 Certificates. Fannie Mae will also guaranty timely payment of interest on the Fannie Mae Grantor Trust Certificates and the ultimate payment of principal on the Class A1 Certificates. The Non-Fannie Mae Certificates will not benefit from the Fannie Mae Guaranty.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Servicing Fee Rate and the Trustee Fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable maximum mortgage rate for such Mortgage Loan (or the mortgage rate in the case of any fixed-rate Mortgage Loans) as of the first day of the month preceding the month in which the Distribution Date occurs minus the Servicing Fee Rate and the Trustee Fee rate.
Pass-Through Rate:	The "***Pass-Through Rate***" for each class of 2003-1 Certificates (other than the Class S Certificates) for any Distribution Date (other than the first Distribution Date) will be equal to the lesser of (i) the related Formula Rate for such Distribution Date and (ii) the Net WAC Rate for such Distribution Date. The Pass-Through Rate and notional schedule for the Class S-1 Certificates and Class S-2 Certificates will be as noted above.
Formula Rate:	The "***Formula Rate***" on the 2003-1 Certificates (other than the Class S Certificates) will be the lesser of (i) One-Month LIBOR plus the related margin and (ii) the Maximum Cap Rate.

TERMS	
Net WAC Rate:	The "***Net WAC Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class A-1 Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the stated principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Guaranty Fee with respect to the Fannie Mae Certificates for such Distribution Date multiplied by 12 and (B) the product of (I) the Pass-Through Rate for the Class S-1 Certificates for such Distribution Date and (II) the Class S-1 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the stated principal balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. The " ***Net WAC Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class A-2 Certificates and the Class M-1 Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the stated principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the product of (I) the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date and (II) the Class S-2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the stated principal balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. The " ***Net WAC Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Mezzanine Certificates (other than Class M-1 Certificates) is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, weighted on the basis of the stated principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Guaranty Fee with respect to the Fannie Mae Certificates for such Distribution Date multiplied by 12, (B) the product of (I) the Pass-Through Rate for the Class S-1 Certificates for such Distribution Date and (II) the Class S-1 Notional Amount immediately prior to such Distribution Date and (C) the product of (I) the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date and (II) the Class S-2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the stated principal balance of the Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

TERMS	
Maximum Cap Rate:	The "***Maximum Cap Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class A-1 Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the stated principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Guaranty Fee with respect to the Fannie Mae Certificates for such Distribution Date multiplied by 12 and (B) the product of (I) the Pass-Through Rate for the Class S-1 Certificates for such Distribution Date and (II) the Class S-1 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the stated principal balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. The "***Maximum Cap Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Class A-2 Certificates and the Class M-1 Certificates is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the stated principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the product of (I) the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date and (II) the Class S-2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the stated principal balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. The "***Maximum Cap Rate***" for any Distribution Date (other than the first Distribution Date) with respect to the Mezzanine Certificates (other than the Class M-1 Certificates) is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, weighted on the basis of the stated principal balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the Guaranty Fee with respect to the Fannie Mae Certificates for such Distribution Date multiplied by 12, (B) the product of (I) the Pass-Through Rate for the Class S-1 Certificates for such Distribution Date and (II) the Class S-1 Notional Amount immediately prior to such Distribution Date, and (C) the product of (I) the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date and (II) the Class S-2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the stated principal balance of the Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

TERMS	
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the 2003-1 Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have been distributed on such class based on the related Formula Rate over (b) the amount of interest distributable on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. **The Fannie Mae Guaranty will not cover any Net WAC Rate Carryover Amounts.**
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into the "***Group I Cap Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the aggregate principal balance of the Group I Mortgage Loans amortized at the Prepayment Pricing Speed. The strike price on the Group I Cap Agreement will be equal to [6.30]% for the first 21 months, then [7.50]% for the final 3 months, but not greater than [9.35]%. The Group I Cap Agreement will terminate after the Distribution Date in February 2005.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "***Group II Cap Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the aggregate principal balance of the Group II Mortgage Loans amortized at the Prepayment Pricing Speed. The strike price on the Group II Cap Agreement will be equal to [6.30]% for the first 21 months, then [7.50]% for the final 3 months, but not greater than [9.20]%. The Group II Cap Agreement will terminate after the Distribution Date in February 2005.
Credit Enhancement:	Credit Enhancement is provided by excess interest, overcollateralization, subordination, cross collateralization and in the case of the Fannie Mae Certificates only, the Fannie Mae Guaranty and in the case of the Fannie Mae Guaranteed Grantor Trust Certificates only, a guaranty by Fannie Mae.
Net Monthly Excess Cashflow:	The "***Net Monthly Excess Cashflow***" for any Distribution Date is equal to the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the 2003-1 Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates, Class S Certificates and the Class M-1 Certificates, (C) the Guaranty Fee, (D) any Guarantor Reimbursements Amount and (E) the Principal Remittance Amount.
Overcollateralized Amount:	The "***Overcollateralized Amount***" for any Distribution Date is equal to the excess of the aggregate principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the sum of the aggregate principal balance of the 2003-1 Certificates and the aggregate principal balance of the Class P Certificates (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately [1.95]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

TERMS

Overcollateralization Target Amount: The "***Overcollateralization Target Amount***" means with respect to any Distribution Date (i) prior to Stepdown Date, [1.95]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) the lesser of (I) [1.95] % of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (II) [3.90]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period) and (y) [0.50] % of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and (iii) on or after a Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Deficiency Amount: An "***Overcollateralization Deficiency Amount***" with respect to any Distribution Date equals the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date).

Overcollateralization Release Amount: The "***Overcollateralization Release Amount***" means, with respect to any Distribution Date, the lesser of (x) the aggregate Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: The earlier to occur of (x) the Distribution Date on which the certificate principal balances of the Class A Certificates and the Class M-1 Certificates have been reduced to zero and (y) the latest to occur of (i) the Distribution Date occurring in March 2006, (ii) the Distribution Date on which the Credit Enhancement Percentage 2 is greater than or equal to 13.00% and (iii) the Distribution Date on which the Credit Enhancement Percentage 1 is greater than or equal to 26.00%.

Initial Credit Support:

Class	Initial Credit Support
Class A-1	[13.00]%
Class A-2	[19.50]%
Class M-1	[13.00]%
Class M-2	[7.95]%
Class M-3	[3.95]%
Class M-4	[1.95]%

Credit Enhancement Percentage 1: The "***Credit Enhancement Percentage 1***" for any Distribution Date is equal to the aggregate principal balance of the Mezzanine Certificates (other than the Class M-1 Certificates) and the Class C Certificates divided by the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentage 2: The "***Credit Enhancement Percentage 2***" for any Distribution Date is equal to the aggregate principal balance of the Class M-1 Certificates divided by the aggregate principal balance of the Group II Mortgage Loans.

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Delinquency Event or a Cumulative Loss Event is in effect on such Distribution Date.

Delinquency Event: A "***Delinquency Event***" is in effect if the 60+ delinquency percentage exceeds [40]% of the sum of Credit Enhancement Percentage 1 and Credit Enhancement Percentage 2. The 60+ day delinquency calculation includes 60+ day delinquencies, REOs, foreclosures and any bankruptcy loans excluding loans which are current (for this purpose, less than 60 days delinquent) under a bankruptcy plan.

TERMS

Cumulative Loss Event: A Cumulative Loss Event will have occurred if cumulative Realized Losses (as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date) exceed the applicable percentages below during the related period of time:

Payment Date	Cumulative Losses/Original
Mar 2006 – Feb 2007	[2.90]% initially, plus 1/12th of [1.72]% for each month thereafter
Mar 2007 – Feb 2008	[4.62]% initially, plus 1/12th of [1.38]% for each month thereafter
Mar 2008 – Feb 2009	[6.00]% initially, plus 1/12th of [0.75] % for each month thereafter
Mar 2009 and thereafter	[6.75]%

Allocation of Available Funds: Distributions to holders of each class of 2003-1 Certificates will be made on each Distribution Date generally from Available Funds. With respect to any Distribution Date, "***Available Funds***" will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Trustee by the Determination Date (as defined in the pooling agreement), after deduction of the Servicing Fee and the Trustee Fee for such Distribution Date and any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, and (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date. The holders of the Class P Certificates will be entitled to all prepayment charges received on the Mortgage Loans and such amounts will not be available for distribution to the holders of the 2003-1 Certificates.

Monthly Interest Distributable Amount: The "***Monthly Interest Distributable Amount***" for any Distribution Date and each class of Offered Certificates equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such class (or Notional Amount in the case of the Class S Certificates) immediately prior to such Distribution Date reduced by any net prepayment interest shortfalls allocated to such class and by any shortfalls resulting from the application of the Relief Act allocated to such class. However, the Fannie Mae Guaranty covers any such interest shortfalls allocable to the Fannie Mae Certificates and/or Fannie Mae Guaranteed Grantor Trust Certificates.

Group I Interest Remittance Amount: The "***Group I Interest Remittance Amount***" with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to Compensating Interest paid by the Master Servicer with respect to the Group I Mortgage Loans.

Group II Interest Remittance Amount: The "***Group II Interest Remittance Amount***" with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to Compensating Interest paid by the Master Servicer with respect to the Group II Mortgage Loans.

Unpaid Interest Shortfall Amount: The "***Unpaid Interest Shortfall Amount***" means (i) for each class of 2003-1 Certificates and the first Distribution Date, zero, and (ii) with respect to each class of 2003-1 Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed

TERMS

Unpaid Interest Shortfall Amount: *(continued)*

on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period.

Interest Distributions:

On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of Available Funds for such Distribution Date consisting of the Group I Interest Remittance Amount and Group II Interest Remittance Amount for such Distribution Date and distribute it in the following order of priority, in each case to the extent of the Group I Interest Remittance Amount or Group II Interest Remittance Amount (or applicable portion thereof) remaining for such Distribution Date.

(I) The Group I Interest Remittance Amount will be distributed as follows:

a. to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due;
b. concurrently, to pay the Class A-1 Certificates and the Class S-1 Certificates the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount, allocated between the Class A-1 Certificates and the Class S-1 Certificates *pro rata* based on their respective entitlements;
c. concurrently, to pay the Class A-2 Certificates and the Class S-2 Certificates the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount, in each case to the extent not paid pursuant to clause (II)(a) below, allocated between the Class A-2 Certificates and the Class S-2 Certificates *pro rata* based on their respective entitlements; and
d. to pay the Class M-1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Class for such Distribution Date to the extent not paid pursuant to clause (II)(b) below;

(II) The Group II Interest Remittance Amount will be distributed as follows:

a. concurrently, to pay the Class A-2 Certificates and the Class S-2 Certificates the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount, allocated between the Class A-2 Certificates and the Class S-2 Certificates pro rata based on their respective entitlements;
b. to pay the Class M-1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Class for such Distribution Date; and
c. concurrently, to pay the Class A-1 Certificates and the Class S-1 Certificates the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount, in each case to the extent not paid pursuant to clause (I)(b) above, allocated between the Class A-1 Certificates and the Class S-1 Certificates pro rata based on their respective entitlements;

(III) The sum of any Group I Interest Remittance Amount and Group II Interest Remittance Amount remaining undistributed following the distributions pursuant to clauses (I) and (II) above will be distributed as follows:

a. First, to the holders of the Class M-2 Certificates, the related Monthly Interest Distributable Amount for such Class for such Distribution Date;
b. Second, to the holders of the Class M-3 Certificates, the related Monthly Interest Distributable Amount for such Class for such Distribution Date; and
c. Third, to the holders of the Class M-4 Certificates, the related Monthly Interest Distributable Amount for such Class for such Distribution Date.

TERMS

Interest Distributions: ***(continued)***

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any prepayment interest shortfalls, to the extent not covered by the Master Servicer, will be allocated, first, to the interest distribution amount with respect to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the 2003-1 Certificates on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date.

Neither the Fannie Mae Certificates nor the Fannie Mae Guaranteed Grantor Trust Certificates will incur any Relief Act shortfalls or any prepayment interest shortfalls, as long as Fannie Mae does not default on its obligation. The holders of the Non-Fannie Mae Certificates will not be entitled to reimbursement for any Relief Act shortfalls and will be reimbursed for any prepayment interest shortfalls only to the extent covered by the Master Servicer. The holders of the 2003-1 Certificates will not be entitled to any Net WAC Carryover Amount, other than through a disbursement of Net Monthly Excess Cashflow and payments on the Group I Cap Agreement and the Group II Cap Agreement (through the use of a Reserve Fund), if available, pursuant to the "Overcollateralization Provisions" section herein.

Principal Distributions:

Principal Distributions on the Class A Certificates and Mezzanine Certificates

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Class A Certificates and the Mezzanine Certificates will be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority:

(i) *first,*

(A) (x) an amount equal to the Group I Principal Distribution Amount will be distributed in the following order of priority:

first, to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due (to the extent not paid from the Group I Interest Remittance Amount for such Distribution Date);

second, to the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and then

(y) any portion of the Group II Principal Distribution Amount distributable pursuant to clause (B)(x), below, that remains following distribution to the Class A-2 Certificates and the Class M-1 Certificates will be distributed as set forth in clause (A)(x), above;

TERMS	
Principal Distributions: *(continued)*	(B) (x) an amount equal to the Group II Principal Distribution Amount will be distributed in the following order of priority: *first*, to the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; *second*, to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and then (y) any portion of the Group I Principal Distribution Amount distributable pursuant to clause (A)(x), above, that remains following distribution to the Class A-1 Certificates, will be distributed in the following order of priority: *first*, to the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; *second*, to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero. (ii) *second*, the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distributions pursuant to clause (i) will be distributed in the following order of priority: *first*, to the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; *second*, to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and *third*, to the Class M-4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero. Any principal remaining undistributed following these distributions will be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

TERMS	
Principal Distributions: ***(continued)***	On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Class A Certificates and the Mezzanine Certificates will be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority: (i) *first,* (A) from the Group I Principal Distribution Amount, an amount equal to the Class A-1 Principal Distribution Amount will be distributed in the following order of priority: *first,* to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due (to the extent not paid from the Group I Interest Remittance Amount for such Distribution Date); and then *second,* to the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero. (B) from the Group II Principal Distribution Amount, an amount equal to the Class A-2 Principal Distribution Amount will be distributed to the Class A-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero. (C) from the Group II Principal Distribution Amount remaining undistributed following the distribution pursuant to clause (i)(B), an amount equal to the Class M-1 Principal Distribution Amount will be distributed to the Class M-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero. (ii) *second,* the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distribution pursuant to clause (i) will be distributed in the following order of priority: *first,* to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; *second,* to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and *third,* to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero. Any principal remaining undistributed following these distributions will be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date. The allocation of distribution in respect of principal to the Class A Certificates on each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event has occurred, will have the effect of accelerating the amortization of the Class A Certificates while, in the absence of Realized Losses, increasing the respective percentage interest in the principal balance of the Mortgage Loans evidenced by the Subordinate Certificates. Increasing the respective percentage interest in the Trust of the Subordinate Certificates relative to that of the Class A Certificates is intended to preserve the availability of the subordination provided by the Subordinate Certificates.

TERMS

Overcollateralization Provisions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

i. To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the related Principal Distribution amount;

ii. Concurrently, to the Class A Certificates and the Class S Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such classes for such Distribution Date to the extent remaining unpaid after distribution of the Group I Interest Remittance Amount and Group II Interest Remittance Amount on such Distribution Date, allocated between such classes *pro rata*, based on their respective entitlements;

iii. To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount if any, for such class for such Distribution Date to the extent remaining unpaid after distribution of the Group I Interest Remittance Amount and Group II Interest Remittance Amount on such Distribution Date;

iv. To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-1 Certificates;

v. To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

vi. To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-2 Certificates;

vii. To the holders of the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

viii. To the holders of the Class M-3 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-3 Certificates;

ix. To the holders of the Class M-4 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

x. To the holders of the Class M-4 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-4 Certificates;

xi. To the Reserve Fund, the amount by which the sum of the Net WAC Rate Carryover Amounts, if any, with respect to the Class A-1 Certificates, the Class A-2 Certificates and the Mezzanine Certificates for such Distribution Date exceeds the sum of any amounts received by the Trustee with respect to the Group I Cap Agreement and the Group II Cap Agreement for such Distribution Date and any amounts in the Reserve Fund that were not distributed on the prior Distribution Dates.

xii. If such Distribution Date follows the Prepayment Period during which occurs the latest date on which a prepayment charge may be required to be paid in respect of any Mortgage Loan, to the holders of the Class P Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof is reduced to zero; and

xiii. To the holders of the Class C Certificates as provided in the Pooling Agreement;

xiv. Any remaining amounts to the holders of the Residual Certificates as provided in the pooling agreement.

On each Distribution Date, the Trustee will deposit all amounts received with respect to the Group I Cap Agreement and the Group II Cap Agreement in the Reserve Fund. On each Distribution Date, after making the distributions of the Available Funds, the Trustee will withdraw from the Reserve Fund the amount deposited therein and will distribute these amounts to the Class A-1 Certificates, the Class A-2 Certificates and the Mezzanine Certificates, as described in the pooling agreement.

TERMS

Overcollateralization Provisions: *(continued)*

On each Distribution Date, the Trustee will withdraw from the Distribution Account all amounts representing prepayment charges in respect of the Mortgage Loans received during the related Prepayment Period and will distribute these amounts to the holders of the Class P Certificates.

Allocated Realized Loss Amount:

An "***Allocated Realized Loss Amount***" with respect to any class of the Mezzanine Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Losses:

"***Realized Loss***" means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

Any Realized Losses on the Mortgage Loans on any Distribution Date will reduce amounts distributable in respect of, first, the Class C Certificates through the reduction of the Net Monthly Excess Cashflow resulting both from a reduction in the Overcollateralization Release Amount which reduces the amount of Net Monthly Excess Cashflow and the application of the Net Monthly Excess Cashflow to fund the amount of the Overcollateralization Deficiency Amount, if any, caused by such Realized Losses; second, the Class M-4 Certificates, third, the Class M-3 Certificates, fourth, the Class M-2 Certificates and fifth, the Class M-1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates or the Class S Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class S Certificates all interest amounts to which such Certificates are then entitled. **In such event, only the Fannie Mae Certificates will benefit from the Fannie Mae Guaranty.**

Principal Distribution Amount:

The "***Principal Distribution Amount***" is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Extra Principal Distribution Amount:

The "***Extra Principal Distribution Amount***" with respect to any Distribution Date is the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Group I Principal Distribution Amount:

The "***Group I Principal Distribution Amount***" is the sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount for such Distribution Date multiplied by the Class A-1 Principal Allocation Percentage, and (ii) the Extra Principal Distribution Amount for such Distribution Date multiplied by the Class A-1 Principal Allocation Percentage.

Group II Principal Distribution Amount:

The "***Group II Principal Distribution Amount***" is the sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount for such Distribution Date multiplied by the Class A-2 Principal Allocation Percentage, and (ii) the Extra Principal Distribution Amount for such Distribution Date multiplied by the Class A-2 Principal Allocation Percentage.

TERMS

Principal Remittance Amount:	The "***Principal Remittance Amount***" for any Distribution Date equals the sum of (i) the Group I Principal Remittance Amount and (ii) the Group II Principal Remittance Amount.
Group I Principal Remittance Amount:	The "***Group I Principal Remittance Amount***" means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group I Mortgage Loans, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group I Mortgage Loans.
Group II Principal Remittance Amount:	The "***Group II Principal Remittance Amount***" means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group II Mortgage Loans, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group II Mortgage Loans.
Certificate Principal Balance:	The "***Certificate Principal Balance***" of any Class A Certificate, Mezzanine Certificate or Class P Certificate immediately prior to any Distribution Date will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of a Mezzanine Certificate, Realized Losses allocated thereto on all prior Distribution Dates. The "Certificate Principal Balance" of the Class C Certificates as of any date of determination is equal to the excess, if any, of (a) the then aggregate principal balance of the Mortgage Loans over (b) the then aggregate Certificate Principal Balances of the Class A Certificates, the Mezzanine Certificates and the Class P Certificates.
Class A Principal Distribution Amount:	With respect to any Distribution Date is the sum of the Class A-1 Principal Distribution Amount and the Class A-2 Principal Distribution Amount.
Class A-1 Principal Allocation Percentage:	The "**Class A-1 Principal Allocation Percentage**" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

TERMS	
Class A-1 Principal Distribution Amount:	The "**Class A-1 Principal Distribution Amount**" for any Distribution Date is an amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [74.00]% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[6,000,000].
Class A-2 Principal Allocation Percentage:	The "**Class A-2 Principal Allocation Percentage**" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.
Class A-2 Principal Distribution Amount:	The "**Class A-2 Principal Distribution Amount**" for any Distribution Date is an amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [61.00]% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[4,000,000].
Class M-1 Principal Distribution Amount:	The "**Class M-1 Principal Distribution Amount**" for any Distribution Date is an amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-2 Certificates (after taking into account the payment of the Class A-2 Principal Distribution Amount on such Distribution Date) and (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [74.00]% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[4,000,000].

TERMS	
Class M-2 Principal Distribution Amount:	The "**Class M-2 Principal Distribution Amount**" for any Distribution Date is an amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date) and (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [84.10]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[10,000,000].
Class M-3 Principal Distribution Amount:	The "**Class M-3 Principal Distribution Amount**" for any Distribution Date is an amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date) and (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [92.10]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[10,000,000].

TERMS	
Class M-4 Principal Distribution Amount:	The "**Class M-4 Principal Distribution Amount**" for any Distribution Date is an amount equal to the. lesser of (I) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), and (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i)[96.10]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[10,000,000].

Average Life and Maturity Sensitivities
(To Call)

Class	PPC CPR	0% 0%	50% 15%	85% 22%	115% 27%	150% 35%	175% 40%	200% 45%
A-1	Avg Life	19.13	5.23	3.51	2.76	2.03	1.69	1.40
	Modified Duration	16.30	4.92	3.38	2.68	1.99	1.66	1.38
	First Payment Prd	1	1	1	1	1	1	1
	Last Payment Prd	342	171	116	91	68	58	49
A-2	Avg Life	17.04	5.00	3.36	2.63	1.90	1.52	1.25
	Modified Duration	14.26	4.65	3.20	2.53	1.85	1.49	1.23
	First Payment Prd	1	1	1	1	1	1	1
	Last Payment Prd	342	171	116	91	68	58	36
M-1	Avg Life	25.39	9.62	6.45	5.19	4.53	4.62	4.08
	Modified Duration	18.83	8.47	5.92	4.85	4.29	4.37	3.89
	First Payment Prd	259	56	37	40	44	48	36
	Last Payment Prd	342	171	116	91	68	58	49
M-2	Avg Life	25.83	9.53	6.38	5.12	4.27	4.09	4.06
	Modified Duration	16.93	7.95	5.63	4.64	3.95	3.80	3.77
	First Payment Prd	253	56	37	38	40	42	44
	Last Payment Prd	342	171	116	91	68	58	49
M-3	Avg Life	25.88	9.53	6.38	5.10	4.14	3.85	3.69
	Modified Duration	13.73	7.18	5.24	4.35	3.65	3.42	3.31
	First Payment Prd	253	56	37	37	38	39	40
	Last Payment Prd	342	171	116	91	68	58	49
M-4	Avg Life	25.87	9.49	6.35	5.06	4.07	3.72	3.50
	Modified Duration	12.64	6.99	5.14	4.27	3.57	3.31	3.14
	First Payment Prd	253	56	37	37	37	38	38
	Last Payment Prd	342	171	116	91	68	58	49

Average Life and Maturity Sensitivities
(To Maturity)

Class	PPC CPR	0% 0%	50% 15%	85% 22%	115% 27%	150% 35%	175% 40%	200% 45%
A-1	Avg Life	19.20	5.63	3.81	3.00	2.21	1.84	1.53
	Modified Duration	16.34	5.23	3.62	2.89	2.15	1.80	1.50
	First Payment Prd	1	1	1	1	1	1	1
	Last Payment Prd	358	325	252	201	152	129	111
A-2	Avg Life	17.08	5.33	3.63	2.85	2.07	1.66	1.25
	Modified Duration	14.29	4.89	3.43	2.72	2.00	1.62	1.23
	First Payment Prd	1	1	1	1	1	1	1
	Last Payment Prd	358	319	244	200	154	131	36
M-1	Avg Life	25.51	10.43	7.12	5.73	4.95	5.02	5.95
	Modified Duration	18.89	9.01	6.42	5.28	4.64	4.72	5.52
	First Payment Prd	259	56	37	40	44	48	36
	Last Payment Prd	356	283	209	167	128	109	113
M-2	Avg Life	25.97	10.31	6.98	5.59	4.63	4.39	4.42
	Modified Duration	16.98	8.40	6.04	4.98	4.23	4.04	4.08
	First Payment Prd	253	56	37	38	40	42	44
	Last Payment Prd	356	273	193	153	116	99	85
M-3	Avg Life	26.00	10.13	6.83	5.45	4.41	4.07	3.89
	Modified Duration	13.76	7.47	5.51	4.58	3.85	3.59	3.47
	First Payment Prd	253	56	37	37	38	39	40
	Last Payment Prd	354	242	170	134	101	86	74
M-4	Avg Life	25.91	9.66	6.48	5.15	4.14	3.78	3.56
	Modified Duration	12.65	7.06	5.20	4.33	3.62	3.35	3.19
	First Payment Prd	253	56	37	37	37	38	38
	Last Payment Prd	348	201	138	108	81	69	59

Class S-1 & S-2 Sensitivities

Fixed Rate	115% PPC	68 CPR	69 CPR	70 CPR	71 CPR	72 CPR	73 CPR	74 CPR	75 CPR	76 CPR
Adj. Rate	27% CPR	68 CPR	69 CPR	70 CPR	71 CPR	72 CPR	73 CPR	74 CPR	75 CPR	76 CPR
S-1 Price=5.804322%										
Yield	4.250	4.250	4.243	4.042	3.811	3.340	2.656	1.776	-2.207	-3.164
Modified Duration	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.85	0.85
Last Interest Prd	21	21	21	21	21	21	21	21	20	20
S-2 Price=5.804322%										
Yield	4.250	4.250	4.230	4.030	3.788	3.304	2.610	1.719	-2.255	-3.210
Modified Duration	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.85	0.85
Last Interest Prd	21	21	21	21	21	21	21	21	20	20

Effective Net WAC Rate Cap Schedule (1)

Period	A-1 Certificates	A-2 & M-1 Certificates	M-2, M-3 & M-4 Certificates	Period	A-1 Certificates	A-2 & M-1 Certificates	M-2, M-3 & M-4 Certificates
1	NA	NA	NA	47	10.29	9.88	10.13
2	9.10	9.11	9.10	48	10.29	9.88	10.12
3	9.28	9.30	9.29	49	11.39	10.94	11.21
4	9.06	9.08	9.07	50	10.28	9.87	10.12
5	9.24	9.28	9.26	51	10.62	10.20	10.45
6	9.01	9.06	9.03	52	10.28	9.87	10.11
7	9.13	9.18	9.15	53	11.29	10.73	11.06
8	9.32	9.37	9.34	54	10.92	10.38	10.70
9	9.09	9.14	9.11	55	10.92	10.38	10.70
10	9.27	9.33	9.30	56	11.28	10.72	11.05
11	9.05	9.11	9.07	57	10.91	10.37	10.69
12	9.02	9.09	9.05	58	11.27	10.72	11.04
13	9.55	9.63	9.58	59	10.90	10.37	10.69
14	9.10	9.17	9.13	60	10.90	10.37	10.68
15	9.28	9.36	9.32	61	11.64	11.08	11.41
16	9.06	9.13	9.09	62	10.89	10.36	10.67
17	9.24	9.32	9.27	63	11.25	10.70	11.02
18	9.01	9.09	9.04	64	10.88	10.35	10.66
19	9.18	9.26	9.21	65	11.24	10.69	11.02
20	9.37	9.45	9.40	66	10.87	10.35	10.66
21	9.14	9.22	9.17	67	10.87	10.34	10.65
22	8.99	9.07	9.02	68	11.22	10.68	11.00
23	9.42	9.37	9.40	69	10.86	10.33	10.64
24	9.42	9.37	9.40	70	11.21	10.68	10.99
25	8.45	8.55	8.49	71	10.85	10.33	10.64
26	7.63	7.73	7.67	72	10.84	10.33	10.63
27	7.89	7.98	7.93	73	12.00	11.43	11.77
28	7.64	7.73	7.68	74	10.84	10.32	10.62
29	8.57	8.54	8.56	75	11.19	10.66	10.97
30	8.30	8.26	8.28	76	10.83	10.31	10.62
31	8.29	8.26	8.28	77	11.18	10.65	10.97
32	8.57	8.54	8.56	78	10.82	10.30	10.61
33	8.29	8.26	8.28	79	10.81	10.30	10.60
34	8.58	8.54	8.56	80	11.17	10.64	10.95
35	9.01	8.84	8.94	81	10.80	10.29	10.60
36	9.01	8.84	8.94	82	11.16	10.63	10.94
37	9.97	9.79	9.90	83	10.80	10.29	10.59
38	9.00	8.84	8.94	84	10.79	10.28	10.58
39	9.30	9.13	9.23	85	11.94	11.38	11.71
40	8.99	8.84	8.93	86	10.78	10.28	10.58
41	9.97	9.68	9.85	87	11.14	10.61	10.92
42	9.65	9.37	9.53	88	10.77	10.27	10.57
43	9.65	9.36	9.53	89	11.13	10.61	10.91
44	9.96	9.67	9.85	90	10.76	10.26	10.56
45	9.64	9.36	9.53	91	10.76	10.26	10.55
46	9.96	9.67	9.84	92	11.11	10.60	10.90

(1) Assumes Net WAC Rate adjusted to an actual/360 basis.
(2) Assumes that One Month LIBOR is 1.36% and Six Month LIBOR is 1.37% for the first period and after the first period, both indices *simultaneously increase to 20.00%.*
(3) The Mortgage Loans are run at the Pricing Prepayment Speed to call.
(4) Includes proceeds from the Yield Maintenance Agreement.

Total Mortgage Loans

(As of the Cut-off Date)

		Minimum	Maximum
Aggregate Remaining Principal Balance	$1,984,265,953.92		
Number of Loans	11,952		
Average Remaining Principal Balance	$166,019.57	$9,967.45	$1,125,000.00
Average Original Principal Balance	$166,186.90	$10,000.00	$1,125,000.00
Weighted Average Mortgage Rate	7.859%	4.990%	14.000%
Weighted Average Gross Margin	5.289%	4.250%	7.750%
Weighted Average Initial Periodic Cap	1.078%	1.000%	3.000%
Weighted Average Periodic Cap	1.000%	1.000%	1.000%
Weighted Average Minimum Rate	7.776%	4.990%	13.700%
Weighted Average Maximum Rate	13.779%	10.990%	19.700%
Weighted Average Initial Reset Frequency	24 months	6 months	60 months
Weighted Average Reset Frequency	6 months	6 months	6 months
Weighted Average Next Reset	23 months	3 months	60 months
Weighted Average Original LTV *	80.72%	10.34%	100.00%
Weighted Average FICO Score	631	415	813
Second Liens	6.70%		
Weighted Average Original Term	349 months	120 months	360 months
Weighted Average Remaining Term	348 months	118 months	360 months
Weighted Average Seasoning	1 months	0 months	20 months
Weighted Average Prepayment Term	28 months	12 months	60 months
Top State Concentration (%):	California (51.71%)	Colorado (8.19%)	Texas (5.97%)
Maximum Zip Code Concentration (%):	94080 (0.61%)		
First Payment Date		June 1, 2001	February 1, 2003
Next Payment Date		January 1, 2003	April 1, 2003
Next Rate Change Date		April 1, 2003	January 1, 2008
Maturity Date		November 1, 2012	January 1, 2033

* Original Combined Loan-to-Value is used for second-lien mortgage loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination			
Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
1 - 50,000	1,943	67,057,229.10	3.38
50,001 - 100,000	3,188	235,931,094.22	11.88
100,001 - 150,000	1,790	221,704,865.00	11.16
150,001 - 200,000	1,435	251,157,645.60	12.64
200,001 - 250,000	1,042	233,429,675.90	11.75
250,001 - 300,000	751	205,774,155.91	10.36
300,001 - 350,000	572	185,899,581.80	9.36
350,001 - 400,000	499	187,976,579.50	9.46
400,001 - 450,000	192	81,803,797.00	4.12
450,001 - 500,000	200	96,335,029.00	4.85
500,001 - 550,000	83	43,716,142.00	2.20
550,001 - 600,000	82	47,321,917.00	2.38
600,001 - 650,000	63	39,622,062.00	1.99
650,001 - 700,000	32	21,662,750.00	1.09
700,001 - 750,000	29	21,119,110.00	1.06
750,001 - 800,000	9	7,037,464.00	0.35
800,001 - 850,000	8	6,672,925.00	0.34
850,001 - 900,000	14	12,410,992.00	0.62
900,001 - 950,000	5	4,582,800.00	0.23
950,001 - 1,000,000	13	12,875,000.00	0.65
1,000,001 >=	2	2,175,000.00	0.11
Total:	**11,952**	**1,986,265,815.03**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance			
Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 50,000	1,948	67,190,050.80	3.39
50,001 - 100,000	3,184	235,499,841.44	11.87
100,001 - 150,000	1,789	221,393,492.75	11.16
150,001 - 200,000	1,435	250,928,084.75	12.65
200,001 - 250,000	1,043	233,465,329.31	11.77
250,001 - 300,000	753	206,229,227.64	10.39
300,001 - 350,000	571	185,511,720.35	9.35
350,001 - 400,000	497	187,099,971.69	9.43
400,001 - 450,000	192	81,734,011.61	4.12
450,001 - 500,000	200	96,236,089.58	4.85
500,001 - 550,000	84	44,224,510.37	2.23
550,001 - 600,000	81	46,719,026.82	2.35
600,001 - 650,000	63	39,584,026.34	1.99
650,001 - 700,000	32	21,641,916.98	1.09
700,001 - 750,000	29	21,103,249.98	1.06
750,001 - 800,000	9	7,031,276.41	0.35
800,001 - 850,000	8	6,664,736.00	0.34
850,001 - 900,000	14	12,398,490.66	0.62
900,001 - 950,000	5	4,578,600.14	0.23
950,001 - 1,000,000	13	12,858,347.59	0.65
1,000,001 >=	2	2,173,952.71	0.11
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Original Term			
Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120	5	200,598.38	0.01
180	583	43,813,442.14	2.21
240	2,270	119,793,778.54	6.04
360	9,094	1,820,458,134.86	91.74
Total:	**11,952**	**1,984,265,953.92**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term			
Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
115 - 120	5	200,598.38	0.01
169 - 174	2	164,302.77	0.01
175 - 180	581	43,649,139.37	2.20
229 - 234	1	17,657.19	-
235 - 240	2,269	119,776,121.35	6.04
337 - 342	1	98,473.05	-
343 - 348	4	450,312.79	0.02
349 - 354	49	8,765,925.93	0.44
355 - 360	9,040	1,811,143,423.09	91.28
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Lien Status			
Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	9,319	1,851,265,442.39	93.30
2nd Lien	2,633	133,000,511.53	6.70
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Mortgage Rate %			
Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.001 - 5.000	29	7,484,254.57	0.38
5.001 - 6.000	461	124,325,981.78	6.27
6.001 - 7.000	2,772	697,993,332.34	35.18
7.001 - 8.000	2,190	472,762,843.06	23.83
8.001 - 9.000	1,198	221,101,307.65	11.14
9.001 - 10.000	1,685	193,961,048.48	9.77
10.001 - 11.000	2,138	168,939,570.38	8.51
11.001 - 12.000	1,311	85,427,607.11	4.31
12.001 - 13.000	153	11,434,729.39	0.58
13.001 - 14.000	15	835,279.16	0.04
Total:	**11,952**	**1,984,265,953.92**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate %

Maximum Mortgage Rate %	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 - 11.000	29	7,484,254.57	0.54
11.001 - 12.000	405	111,796,944.01	8.12
12.001 - 13.000	1,783	453,803,770.20	32.95
13.001 - 14.000	1,452	320,479,712.66	23.27
14.001 - 15.000	913	181,919,594.83	13.21
15.001 - 16.000	977	151,456,238.46	11.00
16.001 - 17.000	815	97,384,462.45	7.07
17.001 - 18.000	463	43,576,036.26	3.16
18.001 - 19.000	109	8,705,817.24	0.63
19.001 - 20.000	9	439,330.86	0.03
Total:	**6,955**	**1,377,046,161.54**	**100.00**

Minimum Mortgage Rate %

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	29	7,484,254.57	0.54
5.001 - 6.000	405	111,796,944.01	8.12
6.001 - 7.000	1,789	455,527,465.62	33.08
7.001 - 8.000	1,452	320,115,948.61	23.25
8.001 - 9.000	910	181,578,490.56	13.19
9.001 - 10.000	975	150,516,348.61	10.93
10.001 - 11.000	815	97,489,384.95	7.08
11.001 - 12.000	463	43,512,837.07	3.16
12.001 - 13.000	108	8,585,156.68	0.62
13.001 - 14.000	9	439,330.86	0.03
Total:	**6,955**	**1,377,046,161.54**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	3,660	861,931,932.47	62.59
5.001 - 6.000	2,180	385,898,803.02	28.02
6.001 - 7.000	1,112	128,969,266.89	9.37
7.001 - 8.000	3	246,159.16	0.02
Total:	**6,955**	**1,377,046,161.54**	**100.00**

Initial Periodic Cap

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	6,660	1,323,253,258.81	96.09
2	2	475,161.86	0.03
3	293	53,317,740.87	3.87
Total:	**6,955**	**1,377,046,161.54**	**100.00**

Periodic Cap

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	6,955	1,377,046,161.54	100.00
Total:	**6,955**	**1,377,046,161.54**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Combined Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.01 - 15.00	4	229,572.97	0.01
15.01 - 20.00	7	460,554.92	0.02
20.01 - 25.00	10	948,843.48	0.05
25.01 - 30.00	15	1,779,072.78	0.09
30.01 - 35.00	17	2,763,584.25	0.14
35.01 - 40.00	40	5,408,739.16	0.27
40.01 - 45.00	40	5,315,682.73	0.27
45.01 - 50.00	73	13,147,595.90	0.66
50.01 - 55.00	80	16,083,572.31	0.81
55.01 - 60.00	161	30,549,567.14	1.54
60.01 - 65.00	312	60,066,264.96	3.03
65.01 - 70.00	478	97,028,165.75	4.89
70.01 - 75.00	748	159,504,875.97	8.04
75.01 - 80.00	4,332	873,799,905.81	44.04
80.01 - 85.00	1,596	282,828,404.37	14.25
85.01 - 90.00	1,285	269,075,800.57	13.56
90.01 - 95.00	383	45,914,307.25	2.31
95.01 - 100.00	2,371	119,361,443.60	6.02
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Combined Current Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.01 - 15.00	4	229,572.97	0.01
15.01 - 20.00	7	460,554.92	0.02
20.01 - 25.00	10	948,843.48	0.05
25.01 - 30.00	15	1,779,072.78	0.09
30.01 - 35.00	17	2,763,584.25	0.14
35.01 - 40.00	41	5,497,576.91	0.28
40.01 - 45.00	39	5,226,844.98	0.26
45.01 - 50.00	74	13,352,159.68	0.67
50.01 - 55.00	79	15,879,008.53	0.80
55.01 - 60.00	166	31,173,834.62	1.57
60.01 - 65.00	309	59,666,827.78	3.01
65.01 - 70.00	478	97,006,309.45	4.89
70.01 - 75.00	748	159,508,817.51	8.04
75.01 - 80.00	4,330	873,592,990.27	44.03
80.01 - 85.00	1,597	283,062,079.59	14.27
85.01 - 90.00	1,284	268,842,125.35	13.55
90.01 - 95.00	384	45,950,590.09	2.32
95.01 - 100.00	2,370	119,325,160.76	6.01
Total:	**11,952**	**1,984,265,953.92**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination			
FICO Score	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Not Available	47	4,983,939.15	0.25
401 - 420	2	220,398.69	0.01
421 - 440	6	1,041,601.19	0.05
441 - 460	56	7,808,398.36	0.39
461 - 480	269	36,910,182.60	1.86
481 - 500	590	85,295,713.94	4.30
501 - 520	620	86,120,918.78	4.34
521 - 540	647	104,590,379.30	5.27
541 - 560	530	90,123,838.59	4.54
561 - 580	457	77,552,021.76	3.91
581 - 600	468	94,016,838.37	4.74
601 - 620	950	157,691,963.76	7.95
621 - 640	1,135	190,877,880.57	9.62
641 - 660	1,730	296,930,686.04	14.96
661 - 680	1,589	261,184,113.74	13.16
681 - 700	1,099	177,967,251.62	8.97
701 - 720	628	109,077,921.81	5.50
721 - 740	498	84,751,473.62	4.27
741 - 760	312	52,418,378.03	2.64
761 - 780	207	41,001,700.41	2.07
781 - 800	94	20,567,384.24	1.04
801 >=	18	3,132,969.35	0.16
Total:	**11,952**	**1,984,265,953.92**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	132	15,304,379.40	0.77
Alaska	12	1,896,855.36	0.10
Arizona	218	31,306,671.63	1.58
Arkansas	48	4,443,765.49	0.22
California	4,931	1,025,972,639.72	51.71
Colorado	992	162,496,707.41	8.19
Connecticut	33	6,884,838.91	0.35
Delaware	4	541,958.05	0.03
District of Columbia	1	208,929.85	0.01
Florida	473	57,087,020.97	2.88
Hawaii	1	263,500.00	0.01
Idaho	50	4,732,993.97	0.24
Illinois	511	76,591,254.77	3.86
Indiana	95	7,624,191.74	0.38
Iowa	49	4,498,992.54	0.23
Kansas	17	1,288,429.21	0.06
Kentucky	19	1,476,935.69	0.07
Louisiana	76	7,937,633.11	0.40
Maine	4	456,540.83	0.02
Maryland	68	13,256,123.26	0.67
Massachusetts	51	16,432,720.38	0.83
Michigan	273	29,754,693.93	1.50
Minnesota	72	14,048,088.98	0.71
Mississippi	9	520,511.67	0.03
Missouri	161	13,911,516.42	0.70
Montana	64	11,014,572.50	0.56
Nebraska	82	6,265,850.52	0.32
Nevada	140	20,634,811.14	1.04
New Hampshire	4	784,824.71	0.04
New Jersey	79	16,144,246.81	0.81
New Mexico	40	3,980,096.53	0.20
New York	253	60,356,345.80	3.04
North Carolina	223	21,769,478.77	1.10
North Dakota	8	579,542.25	0.03
Ohio	192	19,403,995.39	0.98
Oklahoma	54	4,611,110.55	0.23
Oregon	274	35,949,844.61	1.81
Pennsylvania	77	9,374,232.18	0.47
Rhode Island	14	2,103,352.28	0.11
South Carolina	55	5,189,468.09	0.26
South Dakota	11	1,352,127.96	0.07
Tennessee	108	10,398,270.75	0.52
Texas	1,018	118,389,220.82	5.97
Utah	229	30,462,301.87	1.54
Vermont	2	298,243.79	0.02
Virginia	52	8,036,772.86	0.41
Washington	619	91,606,962.63	4.62
West Virginia	14	1,281,141.04	0.06
Wisconsin	23	2,793,186.44	0.14
Wyoming	17	2,548,060.34	0.13
Total:	**11,952**	**1,984,265,953.92**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	11,201	1,866,947,479.39	94.09
Non-Owner Occupied	682	102,068,460.48	5.14
Second Home	69	15,250,014.05	0.77
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Documentation Type

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	6,958	1,113,656,182.83	56.12
Stated Documentation	4,863	840,990,309.36	42.38
Limited Documentation	131	29,619,461.73	1.49
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	4,853	904,373,296.65	45.58
Purchase	5,949	845,686,400.13	42.62
Refinance - Rate Term	1,150	234,206,257.14	11.80
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Product

Product	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 10 Year	5	200,598.38	0.01
Fixed - 15 Year	583	43,813,442.14	2.21
Fixed - 20 Year	2,270	119,793,778.54	6.04
Fixed - 30 Year	2,139	443,411,973.32	22.35
ARM - 6 Month	45	13,663,370.39	0.69
ARM - 1 Year/6 Month	1	103,820.25	0.01
ARM - 2 Year/6 Month	6,636	1,314,948,477.73	66.27
ARM - 3 Year/6 Month	262	45,045,576.23	2.27
ARM - 5 Year/6 Month	11	3,284,916.94	0.17
Total:	**11,952**	**1,984,265,953.92**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
A	6,469	1,026,982,841.03	51.76
AA	1,344	304,875,029.48	15.36
A-	1,946	380,593,548.77	19.18
B	1,094	154,344,597.69	7.78
B-	771	80,209,424.00	4.04
C	244	27,648,612.44	1.39
D	84	9,611,900.51	0.48
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	9,057	1,527,216,180.14	76.97
PUD	1,037	191,700,320.09	9.66
2-4 Family	553	112,333,223.61	5.66
Condominium	749	101,030,211.30	5.09
Manufactured Housing	517	47,338,409.71	2.39
Townhouse	39	4,647,609.07	0.23
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	5,161	653,134,933.48	32.92
12	271	74,625,492.81	3.76
24	3,483	751,281,247.28	37.86
36	3,036	505,130,134.90	25.46
60	1	94,145.45	0.00
Total:	**11,952**	**1,984,265,953.92**	**100.00**

Group I (Conforming) Mortgage Loans

(As of the Cut-off Date)

		Minimum	Maximum
Aggregate Remaining Principal Balance	$1,187,408,969.17		
Number of Loans	7,834		
Average Remaining Principal Balance	$151,571.22	$19,984.19	$539,521.24
Average Original Principal Balance	$151,713.72	$20,000.00	$540,000.00
Weighted Average Mortgage Rate	7.876%	4.990%	12.950%
Weighted Average Gross Margin	5.364%	4.250%	7.750%
Weighted Average Initial Periodic Cap	1.074%	1.000%	3.000%
Weighted Average Periodic Cap	1.000%	1.000%	1.000%
Weighted Average Minimum Rate	8.037%	4.990%	12.950%
Weighted Average Maximum Rate	14.039%	10.990%	18.950%
Weighted Average Initial Reset Frequency	24 months	6 months	60 months
Weighted Average Reset Frequency	6 months	6 months	6 months
Weighted Average Next Reset	23 months	4 months	60 months
Weighted Average Original LTV *	79.71%	10.34%	95.00%
Weighted Average FICO Score	621	415	813
Second Liens	0.00%		
Weighted Average Original Term	356 months	120 months	360 months
Weighted Average Remaining Term	355 months	118 months	360 months
Weighted Average Seasoning	1 months	0 months	20 months
Weighted Average Prepayment Term	28 months	12 months	60 months
Top State Concentration (%):	California (43.47%)	Colorado (8.81%)	Texas (6.27%)
	Washington (5.59%)		
Maximum Zip Code Concentration (%):	94544 (0.55%)		
First Payment Date		June 1, 2001	February 1, 2003
Next Payment Date		January 1, 2003	April 1, 2003
Next Rate Change Date		May 1, 2003	January 1, 2008
Maturity Date		November 1, 2012	January 1, 2033

* Original Combined Loan-to-Value is used for second-lien mortgage loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
1 - 50,000	506	20,817,163.00	1.75
50,001 - 100,000	2,000	150,722,864.02	12.68
100,001 - 150,000	1,768	219,096,751.00	18.43
150,001 - 200,000	1,435	251,157,645.60	21.13
200,001 - 250,000	1,042	233,429,675.90	19.64
250,001 - 300,000	751	205,774,155.91	17.31
300,001 - 350,000	293	91,908,481.00	7.73
350,001 - 400,000	29	10,907,775.00	0.92
400,001 - 450,000	3	1,237,250.00	0.10
450,001 - 500,000	4	1,900,000.00	0.16
500,001 - 550,000	3	1,573,500.00	0.13
Total	**7,834**	**1,188,525,261.43**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 50,000	510	20,998,362.41	1.77
50,001 - 100,000	1,997	150,479,768.75	12.67
100,001 - 150,000	1,767	218,787,120.33	18.43
150,001 - 200,000	1,435	250,928,084.75	21.13
200,001 - 250,000	1,043	233,465,329.31	19.66
250,001 - 300,000	753	206,229,227.64	17.37
300,001 - 350,000	291	91,267,234.39	7.69
350,001 - 400,000	28	10,547,826.96	0.89
400,001 - 450,000	3	1,235,905.37	0.10
450,001 - 500,000	4	1,898,299.27	0.16
500,001 - 550,000	3	1,571,809.99	0.13
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Original Term

Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120	5	200,598.38	0.02
180	184	22,540,811.63	1.90
240	20	1,864,841.38	0.16
360	7,625	1,162,802,717.78	97.93
Total:	**7,834**	**1,187,408,969.17**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term			
Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
115 - 120	5	200,598.38	0.02
169 - 174	2	164,302.77	0.01
175 - 180	182	22,376,508.86	1.88
235 - 240	20	1,864,841.38	0.16
337 - 342	1	98,473.05	0.01
343 - 348	4	450,312.79	0.04
349 - 354	40	4,854,450.97	0.41
355 - 360	7,580	1,157,399,480.97	97.47
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Lien Status			
Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	7,834	1,187,408,969.17	100.00
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Mortgage Rate %			
Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.001 - 5.000	20	3,915,823.19	0.33
5.001 - 6.000	327	66,581,447.26	5.61
6.001 - 7.000	2,103	401,389,501.11	33.8
7.001 - 8.000	1,807	294,939,470.10	24.84
8.001 - 9.000	1,020	141,757,096.85	11.94
9.001 - 10.000	1,024	130,015,068.56	10.95
10.001 - 11.000	873	93,775,708.15	7.90
11.001 - 12.000	526	44,997,163.98	3.79
12.001 - 13.000	134	10,037,689.97	0.85
Total:	**7,834**	**1,187,408,969.17**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate %			
Maximum Mortgage Rate %	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 - 11.000	20	3,915,823.19	0.44
11.001 - 12.000	282	58,406,067.71	6.62
12.001 - 13.000	1,337	260,552,440.32	29.53
13.001 - 14.000	1,187	194,913,982.11	22.09
14.001 - 15.000	760	110,368,858.15	12.51
15.001 - 16.000	904	118,282,670.58	13.41
16.001 - 17.000	792	87,162,957.37	9.88
17.001 - 18.000	456	40,294,227.97	4.57
18.001 - 19.000	108	8,382,996.93	0.95
Total:	**5,846**	**882,280,024.33**	**100.00**

Minimum Mortgage Rate %			
Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	20	3,915,823.19	0.44
5.001 - 6.000	282	58,406,067.71	6.62
6.001 - 7.000	1,341	261,549,500.14	29.64
7.001 - 8.000	1,187	194,395,635.39	22.03
8.001 - 9.000	757	110,038,783.77	12.47
9.001 - 10.000	904	118,212,969.11	13.40
10.001 - 11.000	792	87,267,879.87	9.89
11.001 - 12.000	456	40,231,028.78	4.56
12.001 - 13.000	107	8,262,336.37	0.94
Total:	**5,846**	**882,280,024.33**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	2,855	504,190,834.70	57.15
5.001 - 6.000	1,922	266,422,164.54	30.20
6.001 - 7.000	1,066	111,420,865.93	12.63
7.001 - 8.000	3	246,159.16	0.03
Total:	**5,846**	**882,280,024.33**	**100.00**

Initial Periodic Cap

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	5,603	849,804,159.63	96.32
2	1	99,911.43	0.01
3	242	32,375,953.27	3.67
Total:	**5,846**	**882,280,024.33**	**100.00**

Periodic Cap

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	5,846	882,280,024.33	100.00
Total:	**5,846**	**882,280,024.33**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Combined Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.01 - 15.00	4	229,572.97	0.02
15.01 - 20.00	7	460,554.92	0.04
20.01 - 25.00	10	948,843.48	0.08
25.01 - 30.00	14	1,378,949.14	0.12
30.01 - 35.00	16	1,765,694.03	0.15
35.01 - 40.00	34	3,962,495.96	0.33
40.01 - 45.00	38	4,612,157.42	0.39
45.01 - 50.00	63	7,660,724.64	0.65
50.01 - 55.00	68	9,026,453.80	0.76
55.01 - 60.00	137	18,614,350.95	1.57
60.01 - 65.00	264	36,857,256.39	3.10
65.01 - 70.00	390	51,510,875.83	4.34
70.01 - 75.00	606	86,731,663.27	7.30
75.01 - 80.00	3,632	581,753,563.41	48.99
80.01 - 85.00	1,380	185,528,115.52	15.62
85.01 - 90.00	992	164,527,564.47	13.86
90.01 - 95.00	179	31,840,132.97	2.68
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Combined Current Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.01 - 15.00	4	229,572.97	0.02
15.01 - 20.00	7	460,554.92	0.04
20.01 - 25.00	10	948,843.48	0.08
25.01 - 30.00	14	1,378,949.14	0.12
30.01 - 35.00	16	1,765,694.03	0.15
35.01 - 40.00	35	4,051,333.71	0.34
40.01 - 45.00	37	4,523,319.67	0.38
45.01 - 50.00	64	7,865,288.42	0.66
50.01 - 55.00	67	8,821,890.02	0.74
55.01 - 60.00	142	19,238,618.43	1.62
60.01 - 65.00	261	36,457,819.21	3.07
65.01 - 70.00	390	51,489,019.53	4.34
70.01 - 75.00	606	86,735,604.81	7.30
75.01 - 80.00	3,630	581,546,647.87	48.98
80.01 - 85.00	1,381	185,761,790.74	15.64
85.01 - 90.00	991	164,293,889.25	13.84
90.01 - 95.00	179	31,840,132.97	2.68
Total:	**7,834**	**1,187,408,969.17**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	45	4,344,748.43	0.37
401 - 420	2	220,398.69	0.02
421 - 440	5	536,764.37	0.05
441 - 460	52	6,408,687.97	0.54
461 - 480	253	30,962,017.86	2.61
481 - 500	546	66,872,527.31	5.63
501 - 520	581	68,087,568.44	5.73
521 - 540	574	71,302,560.74	6.00
541 - 560	473	62,929,651.15	5.30
561 - 580	397	50,598,716.08	4.26
581 - 600	375	52,129,934.33	4.39
601 - 620	592	91,538,279.59	7.71
621 - 640	680	107,453,257.58	9.05
641 - 660	940	161,145,084.66	13.57
661 - 680	844	146,280,284.72	12.32
681 - 700	602	106,965,320.23	9.01
701 - 720	323	59,304,219.51	4.99
721 - 740	254	46,508,960.76	3.92
741 - 760	154	26,411,530.77	2.22
761 - 780	97	18,016,568.37	1.52
781 - 800	39	8,286,601.01	0.70
801 >=	6	1,105,286.60	0.09
Total:	**7,834**	**1,187,408,969.17**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	108	10,038,589.33	0.85
Alaska	10	1,835,220.04	0.15
Arizona	144	19,849,057.83	1.67
Arkansas	46	3,944,572.03	0.33
California	2,526	516,211,044.72	43.47
Colorado	637	104,590,661.03	8.81
Connecticut	27	4,055,678.24	0.34
Delaware	4	541,958.05	0.05
District of Columbia	1	208,929.85	0.02
Florida	371	44,508,646.62	3.75
Hawaii	1	263,500.00	0.02
Idaho	31	3,370,326.52	0.28
Illinois	387	54,401,710.05	4.58
Indiana	94	7,246,366.24	0.61
Iowa	48	3,938,568.52	0.33
Kansas	17	1,288,429.21	0.11
Kentucky	19	1,476,935.69	0.12
Louisiana	71	5,970,457.65	0.50
Maine	4	456,540.83	0.04
Maryland	55	8,742,517.98	0.74
Massachusetts	31	6,122,644.75	0.52
Michigan	244	23,988,781.85	2.02
Minnesota	62	9,072,704.08	0.76
Mississippi	9	520,511.67	0.04
Missouri	146	12,343,802.47	1.04
Montana	50	7,405,742.99	0.62
Nebraska	68	5,503,106.22	0.46
Nevada	92	13,751,161.66	1.16
New Hampshire	4	784,824.71	0.07
New Jersey	68	10,607,143.67	0.89
New Mexico	35	3,294,040.40	0.28
New York	187	41,112,318.45	3.46
North Carolina	198	17,962,022.23	1.51
North Dakota	8	579,542.25	0.05
Ohio	187	17,178,555.21	1.45
Oklahoma	53	4,125,450.13	0.35
Oregon	191	26,991,518.62	2.27
Pennsylvania	74	7,406,801.23	0.62
Rhode Island	13	1,745,452.28	0.15
South Carolina	53	4,235,219.62	0.36
South Dakota	7	745,934.62	0.06
Tennessee	92	6,956,055.97	0.59
Texas	719	74,442,894.17	6.27
Utah	139	18,925,040.26	1.59
Vermont	2	298,243.79	0.03
Virginia	41	5,976,772.55	0.50
Washington	408	66,404,365.49	5.59
West Virginia	14	1,281,141.04	0.11
Wisconsin	23	2,793,186.44	0.24
Wyoming	15	1,914,279.92	0.16
Total:	**7,834**	**1,187,408,969.17**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status			
Occupancy Status	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
Primary	7,150	1,100,039,988.79	92.64
Non-Owner Occupied	630	79,699,529.87	6.71
Second Home	54	7,669,450.51	0.65
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Documentation Type			
Documentation Type	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
Full Documentation	4,868	673,704,488.68	56.74
Stated Documentation	2,868	499,223,060.47	42.04
Limited Documentation	98	14,481,420.02	1.22
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Loan Purpose			
Purpose	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
Refinance - Cashout	3,760	563,025,559.14	47.42
Purchase	3,179	491,049,255.26	41.35
Refinance - Rate Term	895	133,334,154.77	11.23
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Product			
Product	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
Fixed - 10 Year	5	200,598.38	0.02
Fixed - 15 Year	184	22,540,811.63	1.90
Fixed - 20 Year	20	1,864,841.38	0.16
Fixed - 30 Year	1,779	280,522,693.45	23.62
ARM - 6 Month	30	4,892,415.53	0.41
ARM - 1 Year/6 Month	1	103,820.25	0.01
ARM - 2 Year/6 Month	5,587	847,104,659.27	71.34
ARM - 3 Year/6 Month	221	28,788,942.08	2.42
ARM - 5 Year/6 Month	7	1,390,187.20	0.12
Total:	**7,834**	**1,187,408,969.17**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
A	3,127	538,781,329.13	45.37
AA	1,097	193,260,937.32	16.28
A-	1,576	230,077,593.16	19.38
B	980	121,139,759.06	10.2
B-	742	73,288,617.90	6.17
C	231	21,862,833.76	1.84
D	81	8,997,898.84	0.76
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	5,839	881,981,204.57	74.28
PUD	572	99,469,291.96	8.38
2-4 Family	430	88,837,596.45	7.48
Condominium	449	67,183,461.36	5.66
Manufactured Housing	515	46,661,509.71	3.93
Townhouse	29	3,275,905.12	0.28
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	2,097	318,560,684.55	26.83
12	194	39,028,770.73	3.29
24	2,856	476,725,573.55	40.15
36	2,686	352,999,794.89	29.73
60	1	94,145.45	0.01
Total:	**7,834**	**1,187,408,969.17**	**100.00**

Group II (Non-Conforming) Mortgage Loans

(As of the Cut-off Date)

		Minimum	Maximum
Aggregate Remaining Principal Balance	$796,856,984.75		
Number of Loans:	4,118		
Average Remaining Principal Balance	$193,505.82	$9,967.45	$1,125,000.00
Average Original Principal Balance	$193,720.39	$10,000.00	$1,125,000.00
Weighted Average Mortgage Rate	7.834%	4.990%	14.000%
Weighted Average Gross Margin	5.155%	4.250%	6.750%
Weighted Average Initial Periodic Cap	1.085%	1.000%	3.000%
Weighted Average Periodic Cap	1.000%	1.000%	1.000%
Weighted Average Minimum Rate	7.311%	4.990%	13.700%
Weighted Average Maximum Rate	13.316%	10.990%	19.700%
Weighted Average Initial Reset Frequency	24 months	6 months	60 months
Weighted Average Reset Frequency	6 months	6 months	6 months
Weighted Average Next Reset	23 months	3 months	60 months
Weighted Average Original LTV *	82.22%	28.61%	100.00%
Weighted Average FICO Score	645	436	813
Second Liens	16.69%		
Weighted Average Original Term	337 months	180 months	360 months
Weighted Average Remaining Term	336 months	175 months	360 months
Weighted Average Seasoning	1 months	0 months	9 months
Weighted Average Prepayment Term	27 months	12 months	36 months
Top State Concentration (%):	California (63.97%)	Colorado (7.27%)	Texas (5.51%)
Maximum Zip Code Concentration (%):	94080 (1.29%)		
First Payment Date		May 1, 2002	February 1, 2003
Next Payment Date		January 1, 2003	April 1, 2003
Next Rate Change Date		April 1, 2003	January 1, 2008
Maturity Date		August 1, 2017	January 1, 2033

* Original Combined Loan-to-Value is used for second-lien mortgage loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination			
Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
1 - 50,000	1,437	46,240,066.10	5.80
50,001 - 100,000	1,188	85,208,230.20	10.68
100,001 - 150,000	22	2,608,114.00	0.33
300,001 - 350,000	279	93,991,100.80	11.78
350,001 - 400,000	470	177,068,804.50	22.20
400,001 - 450,000	189	80,566,547.00	10.10
450,001 - 500,000	196	94,435,029.00	11.84
500,001 - 550,000	80	42,142,642.00	5.28
550,001 - 600,000	82	47,321,917.00	5.93
600,001 - 650,000	63	39,622,062.00	4.97
650,001 - 700,000	32	21,662,750.00	2.72
700,001 - 750,000	29	21,119,110.00	2.65
750,001 - 800,000	9	7,037,464.00	0.88
800,001 - 850,000	8	6,672,925.00	0.84
850,001 - 900,000	14	12,410,992.00	1.56
900,001 - 950,000	5	4,582,800.00	0.57
950,001 - 1,000,000	13	12,875,000.00	1.61
1,000,001 >=	2	2,175,000.00	0.27
Total:	**4,118**	**797,740,553.60**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance			
Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 50,000	1,438	46,191,688.39	5.80
50,001 - 100,000	1,187	85,020,072.69	10.67
100,001 - 150,000	22	2,606,372.42	0.33
300,001 - 350,000	280	94,244,485.96	11.83
350,001 - 400,000	469	176,552,144.73	22.16
400,001 - 450,000	189	80,498,106.24	10.10
450,001 - 500,000	196	94,337,790.31	11.84
500,001 - 550,000	81	42,652,700.38	5.35
550,001 - 600,000	81	46,719,026.82	5.86
600,001 - 650,000	63	39,584,026.34	4.97
650,001 - 700,000	32	21,641,916.98	2.72
700,001 - 750,000	29	21,103,249.98	2.65
750,001 - 800,000	9	7,031,276.41	0.88
800,001 - 850,000	8	6,664,736.00	0.84
850,001 - 900,000	14	12,398,490.66	1.56
900,001 - 950,000	5	4,578,600.14	0.57
950,001 - 1,000,000	13	12,858,347.59	1.61
1,000,001 >=	2	2,173,952.71	0.27
Total:	**4,118**	**796,856,984.75**	**100.00**

Original Term			
Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
180	399	21,272,630.51	2.67
240	2,250	117,928,937.16	14.80
360	1,469	657,655,417.08	82.53
Total:	**4,118**	**796,856,984.75**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
175 - 180	399	21,272,630.51	2.67
229 - 234	1	17,657.19	-
235 - 240	2,249	117,911,279.97	14.80
349 - 354	9	3,911,474.96	0.49
355 - 360	1,460	653,743,942.12	82.04
Total:	**4,118**	**796,856,984.75**	**100.00**

Lien Status

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	1,485	663,856,473.22	83.31
2nd Lien	2,633	133,000,511.53	16.69
Total:	**4,118**	**796,856,984.75**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.001 - 5.000	9	3,568,431.38	0.45
5.001 - 6.000	134	57,744,534.52	7.25
6.001 - 7.000	669	296,603,831.23	37.22
7.001 - 8.000	383	177,823,372.96	22.32
8.001 - 9.000	178	79,344,210.80	9.96
9.001 - 10.000	661	63,945,979.92	8.02
10.001 - 11.000	1,265	75,163,862.23	9.43
11.001 - 12.000	785	40,430,443.13	5.07
12.001 - 13.000	19	1,397,039.42	0.18
13.001 - 14.000	15	835,279.16	0.10
Total:	**4,118**	**796,856,984.75**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate %			
Maximum Mortgage Rate %	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 - 11.000	9	3,568,431.38	0.72
11.001 - 12.000	123	53,390,876.30	10.79
12.001 - 13.000	446	193,251,329.88	39.06
13.001 - 14.000	265	125,565,730.55	25.38
14.001 - 15.000	153	71,550,736.68	14.46
15.001 - 16.000	73	33,173,567.88	6.70
16.001 - 17.000	23	10,221,505.08	2.07
17.001 - 18.000	7	3,281,808.29	0.66
18.001 - 19.000	1	322,820.31	0.07
19.001 - 20.000	9	439,330.86	0.09
Total:	**1,109**	**494,766,137.21**	**100.00**

Minimum Mortgage Rate %			
Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	9	3,568,431.38	0.72
5.001 - 6.000	123	53,390,876.30	10.79
6.001 - 7.000	448	193,977,965.48	39.21
7.001 - 8.000	265	125,720,313.22	25.41
8.001 - 9.000	153	71,539,706.79	14.46
9.001 - 10.000	71	32,303,379.50	6.53
10.001 - 11.000	23	10,221,505.08	2.07
11.001 - 12.000	7	3,281,808.29	0.66
12.001 - 13.000	1	322,820.31	0.07
13.001 - 14.000	9	439,330.86	0.09
Total:	**1,109**	**494,766,137.21**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	805	357,741,097.77	72.31
5.001 - 6.000	258	119,476,638.48	24.15
6.001 - 7.000	46	17,548,400.96	3.55
Total:	**1,109**	**494,766,137.21**	**100.00**

Initial Periodic Cap

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	1,057	473,449,099.18	95.69
2	1	375,250.43	0.08
3	51	20,941,787.60	4.23
Total:	**1,109**	**494,766,137.21**	**100.00**

Periodic Cap

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	1,109	494,766,137.21	100.00
Total:	**1,109**	**494,766,137.21**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Combined Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
25.01 - 30.00	1	400,123.64	0.05
30.01 - 35.00	1	997,890.22	0.13
35.01 - 40.00	6	1,446,243.20	0.18
40.01 - 45.00	2	703,525.31	0.09
45.01 - 50.00	10	5,486,871.26	0.69
50.01 - 55.00	12	7,057,118.51	0.89
55.01 - 60.00	24	11,935,216.19	1.50
60.01 - 65.00	48	23,209,008.57	2.91
65.01 - 70.00	88	45,517,289.92	5.71
70.01 - 75.00	142	72,773,212.70	9.13
75.01 - 80.00	700	292,046,342.40	36.65
80.01 - 85.00	216	97,300,288.85	12.21
85.01 - 90.00	293	104,548,236.10	13.12
90.01 - 95.00	204	14,074,174.28	1.77
95.01 - 100.00	2,371	119,361,443.60	14.98
Total:	**4,118**	**796,856,984.75**	**100.00**

Combined Current Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
25.01 - 30.00	1	400,123.64	0.05
30.01 - 35.00	1	997,890.22	0.13
35.01 - 40.00	6	1,446,243.20	0.18
40.01 - 45.00	2	703,525.31	0.09
45.01 - 50.00	10	5,486,871.26	0.69
50.01 - 55.00	12	7,057,118.51	0.89
55.01 - 60.00	24	11,935,216.19	1.50
60.01 - 65.00	48	23,209,008.57	2.91
65.01 - 70.00	88	45,517,289.92	5.71
70.01 - 75.00	142	72,773,212.70	9.13
75.01 - 80.00	700	292,046,342.40	36.65
80.01 - 85.00	216	97,300,288.85	12.21
85.01 - 90.00	293	104,548,236.10	13.12
90.01 - 95.00	205	14,110,457.12	1.77
95.01 - 100.00	2,370	119,325,160.76	14.97
Total:	**4,118**	**796,856,984.75**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	2	639,190.72	0.08
421 - 440	1	504,836.82	0.06
441 - 460	4	1,399,710.39	0.18
461 - 480	16	5,948,164.74	0.75
481 - 500	44	18,423,186.63	2.31
501 - 520	39	18,033,350.34	2.26
521 - 540	73	33,287,818.56	4.18
541 - 560	57	27,194,187.44	3.41
561 - 580	60	26,953,305.68	3.38
581 - 600	93	41,886,904.04	5.26
601 - 620	358	66,153,684.17	8.30
621 - 640	455	83,424,622.99	10.47
641 - 660	790	135,785,601.38	17.04
661 - 680	745	114,903,829.02	14.42
681 - 700	497	71,001,931.39	8.91
701 - 720	305	49,773,702.30	6.25
721 - 740	244	38,242,512.86	4.80
741 - 760	158	26,006,847.26	3.26
761 - 780	110	22,985,132.04	2.88
781 - 800	55	12,280,783.23	1.54
801 >=	12	2,027,682.75	0.25
Total:	**4,118**	**796,856,984.75**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	24	5,265,790.07	0.66
Alaska	2	61,635.32	0.01
Arizona	74	11,457,613.80	1.44
Arkansas	2	499,193.46	0.06
California	2,405	509,761,595.00	63.97
Colorado	355	57,906,046.38	7.27
Connecticut	6	2,829,160.67	0.36
Florida	102	12,578,374.35	1.58
Idaho	19	1,362,667.45	0.17
Illinois	124	22,189,544.72	2.78
Indiana	1	377,825.50	0.05
Iowa	1	560,424.02	0.07
Louisiana	5	1,967,175.46	0.25
Maryland	13	4,513,605.28	0.57
Massachusetts	20	10,310,075.63	1.29
Michigan	29	5,765,912.08	0.72
Minnesota	10	4,975,384.90	0.62
Missouri	15	1,567,713.95	0.20
Montana	14	3,608,829.51	0.45
Nebraska	14	762,744.30	0.10
Nevada	48	6,883,649.48	0.86
New Jersey	11	5,537,103.14	0.69
New Mexico	5	686,056.13	0.09
New York	66	19,244,027.35	2.41
North Carolina	25	3,807,456.54	0.48
Ohio	5	2,225,440.18	0.28
Oklahoma	1	485,660.42	0.06
Oregon	83	8,958,325.99	1.12
Pennsylvania	3	1,967,430.95	0.25
Rhode Island	1	357,900.00	0.04
South Carolina	2	954,248.47	0.12
South Dakota	4	606,193.34	0.08
Tennessee	16	3,442,214.78	0.43
Texas	299	43,946,326.65	5.51
Utah	90	11,537,261.61	1.45
Virginia	11	2,060,000.31	0.26
Washington	211	25,202,597.14	3.16
Wyoming	2	633,780.42	0.08
Total:	**4,118**	**796,856,984.75**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status			
Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	4,051	766,907,490.60	96.24
Non-Owner Occupied	52	22,368,930.61	2.81
Second Home	15	7,580,563.54	0.95
Total:	**4,118**	**796,856,984.75**	**100.00**

Documentation Type			
Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	2,090	439,951,694.15	55.21
Stated Documentation	1,995	341,767,248.89	42.89
Limited Documentation	33	15,138,041.71	1.90
Total:	**4,118**	**796,856,984.75**	**100.00**

Loan Purpose			
Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	2,770	354,637,144.87	44.50
Refinance - Cashout	1,093	341,347,737.51	42.84
Refinance - Rate Term	255	100,872,102.37	12.66
Total:	**4,118**	**796,856,984.75**	**100.00**

Product			
Product	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	399	21,272,630.51	2.67
Fixed - 20 Year	2,250	117,928,937.16	14.80
Fixed - 30 Year	360	162,889,279.87	20.44
ARM - 6 Month	15	8,770,954.86	1.10
ARM - 2 Year/6 Month	1,049	467,843,818.46	58.71
ARM - 3 Year/6 Month	41	16,256,634.15	2.04
ARM - 5 Year/6 Month	4	1,894,729.74	0.24
Total:	**4,118**	**796,856,984.75**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
A	3,342	488,201,511.90	61.27
AA	247	111,614,092.16	14.01
A-	370	150,515,955.61	18.89
B	114	33,204,838.63	4.17
B-	29	6,920,806.10	0.87
C	13	5,785,778.68	0.73
D	3	614,001.67	0.08
Total:	**4,118**	**796,856,984.75**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	3,218	645,234,975.57	80.97
PUD	465	92,231,028.13	11.57
Condominium	300	33,846,749.94	4.25
2-4 Family	123	23,495,627.16	2.95
Townhouse	10	1,371,703.95	0.17
Manufactured Housing	2	676,900.00	0.08
Total:	**4,118**	**796,856,984.75**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	3,064	334,574,248.93	41.99
12	77	35,596,722.08	4.47
24	627	274,555,673.73	34.45
36	350	152,130,340.01	19.09
Total:	**4,118**	**796,856,984.75**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL

Deutsche Bank Securities Inc.

Nita Cherry	212-469-7773
Paul Vambutas	212-469-3163
Bill Yeung	212-469-6893
Ryan Stark	212-469-8473
Brian Haklisch	212-469-8745

Given : Price 100.000000	Scenario 1 100% CDR Curve 100% Pxing	Scenario 2 150% CDR Curve 150% Pxing	Scenario 3 150% CDR Curve 75% Pxing	Scenario 4 200% CDR Curve 100% Pxing
Yield	5.904	5.252	6.403	5.991
Discount Margin	213.9	213.1	220.8	222.4
Avg Life	6.70	4.46	9.09	6.70
Modified Duration	5.62	4.00	7.08	5.61
Window (Months)	20	12	36	29
First Payment Prd	72	48	93	69
Last Payment Prd	91	59	128	97
Bond Loss %	0.00	0.00	0.00	0.00
Total Collateral Loss %	4.16	3.32	7.81	7.51

Given : Price
100.000000

		Default 1	Default 2	Default 3	Default 4	Default 5
Prepay 1	**Yield**	6.703	6.711	5.402	3.549	1.124
	Discount Margin	232.1	222.1	93.8	-89.8	-332.9
	Avg Life	10.53	11.73	12.04	12.50	13.19
	Modified Duration	7.82	8.33	8.39	8.51	8.72
	Window (Months)	72	255	250	243	234
	First Payment Prd	101	105	110	117	126
	Last Payment Prd	172	359	359	359	359
	Bond Loss %	0.00	4.70	25.10	44.54	62.92
	Total Collateral Loss %	13.66	14.77	15.82	16.82	17.76
Prepay 2	**Yield**	5.662	5.740	5.823	5.902	6.011
	Discount Margin	223.6	227.0	230.5	232.8	236.9
	Avg Life	5.37	5.51	5.68	5.88	6.15
	Modified Duration	4.68	4.79	4.90	5.04	5.22
	Window (Months)	22	26	30	35	45
	First Payment Prd	55	55	56	57	58
	Last Payment Prd	76	80	85	91	102
	Bond Loss %	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss %	7.80	8.46	9.09	9.71	10.31
Prepay 3	**Yield**	5.539	5.662	5.807	5.995	5.207
	Discount Margin	228.0	231.7	235.9	240.9	151.9
	Avg Life	4.83	5.09	5.42	5.91	6.38
	Modified Duration	4.28	4.47	4.71	5.04	5.38
	Window (Months)	24	30	38	61	304
	First Payment Prd	48	49	51	53	55
	Last Payment Prd	71	78	88	113	358
	Bond Loss %	0.00	0.00	0.00	0.00	8.52
	Total Collateral Loss %	9.28	10.12	10.94	11.74	12.53

Prepay 1 15 for 12 30 for 12 20 for life
Prepay 2 30 for 12 45 for 12 35 for life
Prepay 3 15 for 24 60 for 24 35 for life

Default 1 4 for 12 followed by 8
Default 2 4 for 12 followed by 9
Default 3 4 for 12 followed by 10
Default 4 4 for 12 followed by 11
Default 5 4 for 12 followed by 12

STRESS ANALYSIS

Default Ramp - 0 to 4.5 CDR over 36 months; LIBOR Ramp: 1 month LIBOR+300 over 36 months; 50% Loss Severity;12 month lag for liquidation losses, Solve for multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA	15.70%	20.70%	29.37%	18.25%	15.53%	13.89%
A	10.01%	12.47%	17.15%	13.11%	10.30%	8.66%
BBB	6.38%	6.98%	8.55%	9.09%	6.19%	4.54%
BBB-	5.21%	4.85%	4.81%	7.64%	4.43%	2.61%

Long Beach Mortgage Loan Trust 2003-1

Class M-2
$101,000,000
Price: 100%

Percentage of Prepayment Curve		Percentage of MDR Curve: 75%	100%	125%	150%	200%	250%
75%	Yield (%)	5.92	5.95	6.08	6.20	6.58	3.27
	DM (bp)	211.8	213.8	220.0	225.7	240.7	(105.6)
	WAL (Yrs)	6.89	6.93	7.27	7.57	8.95	10.66
	Mod Dur (Yrs)	5.74	5.77	5.98	6.17	6.95	7.95
	First Payment Period	74	73	75	77	83	95
	Last Payment Period	92	94	101	108	151	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	32.86
	Total Collateral Loss (%)	5.99	7.71	9.31	10.80	13.49	15.85
100%	Yield (%)	5.44	5.48	5.56	5.64	5.92	6.36
	DM (bp)	211.7	213.9	217.5	222.0	234.3	247.3
	WAL (Yrs)	5.05	5.11	5.23	5.35	5.89	7.23
	Mod Dur (Yrs)	4.45	4.49	4.58	4.67	5.05	5.89
	First Payment Period	54	54	55	55	58	62
	Last Payment Period	67	69	72	75	89	235
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	4.60	5.96	7.24	8.45	10.67	12.65
125%	Yield (%)	4.98	4.99	5.03	5.08	5.25	5.49
	DM (bp)	212.3	213.6	215.5	218.1	226.4	236.1
	WAL (Yrs)	3.78	3.79	3.82	3.87	4.10	4.44
	Mod Dur (Yrs)	3.46	3.46	3.49	3.53	3.71	3.98
	First Payment Period	40	40	40	40	41	43
	Last Payment Period	50	51	52	53	58	69
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	3.51	4.57	5.58	6.54	8.34	9.99
150%	Yield (%)	4.08	4.08	4.08	4.09	4.13	4.18
	DM (bp)	211.7	211.7	211.8	212.0	213.5	215.7
	WAL (Yrs)	2.08	2.08	2.08	2.08	2.13	2.18
	Mod Dur (Yrs)	1.99	1.99	1.99	1.99	2.03	2.08
	First Payment Period	23	23	23	23	23	24
	Last Payment Period	26	26	26	26	27	29
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	2.21	2.91	3.58	4.24	5.50	6.70
200%	Yield (%)	3.97	3.97	3.97	3.97	3.97	3.97
	DM (bp)	210.0	210.0	210.0	210.0	210.0	210.0
	WAL (Yrs)	1.88	1.88	1.88	1.88	1.89	1.89
	Mod Dur (Yrs)	1.81	1.81	1.81	1.81	1.81	1.81
	First Payment Period	21	21	21	21	22	22
	Last Payment Period	22	22	22	22	22	22
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	1.47	1.95	2.42	2.88	3.79	4.67
250%	Yield (%)	3.93	3.93	3.93	3.93	3.93	3.90
	DM (bp)	210.0	210.0	210.0	210.0	210.0	206.4
	WAL (Yrs)	1.79	1.79	1.79	1.79	1.80	1.80
	Mod Dur (Yrs)	1.73	1.73	1.72	1.73	1.73	1.74
	First Payment Period	20	20	20	20	20	21
	Last Payment Period	21	21	21	21	21	21
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	1.20	1.60	1.98	2.36	3.11	3.84

Fitch BBB Prep Curve

Period	Fix	6mL No PP	6mL 12m PP	6mL 24m PP	2/28 No PP	2/28 12m PP	2/28 24m PP	3/27 No PP	3/27 12m PP	3/27 24m PP
1	8.0000	8.5120	6.8096	6.8096	8.0000	6.4000	6.4000	8.0000	6.4000	6.4000
2	10.2500	11.0545	8.8436	8.8436	10.2500	8.2000	8.2000	10.2500	8.2000	8.2000
3	12.5000	13.7629	11.0103	11.0103	12.5000	10.0000	10.0000	12.5000	10.0000	10.0000
4	14.7500	15.4487	12.3590	12.3590	14.7500	11.8000	11.8000	14.7500	11.8000	11.8000
5	17.0000	17.2175	13.7740	13.7740	17.0000	13.6000	13.6000	17.0000	13.6000	13.6000
6	19.2500	18.9935	15.1948	15.1948	19.2500	15.4000	15.4000	19.2500	15.4000	15.4000
7	21.5000	24.3977	19.5182	19.5182	21.5000	17.2000	17.2000	21.5000	17.2000	17.2000
8	23.7500	35.7404	28.5923	28.5923	23.7500	19.0000	19.0000	23.7500	19.0000	19.0000
9	26.0000	59.8000	47.8400	47.8400	26.0000	20.8000	20.8000	26.0000	20.8000	20.8000
10	28.2500	79.3324	63.4659	63.4659	28.2500	22.6000	22.6000	28.2500	22.6000	22.6000
11	30.5000	80.7800	64.6240	64.6240	30.5000	24.4000	24.4000	30.5000	24.4000	24.4000
12	32.7500	79.0320	63.2256	63.2256	32.7500	26.2000	26.2000	32.7500	26.2000	26.2000
13	35.0000	57.0400	57.0400	45.6320	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
14	34.7895	54.4180	54.4180	43.5344	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
15	34.5789	55.2920	55.2920	44.2336	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
16	34.3684	58.7880	58.7880	47.0304	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
17	34.1579	53.5440	53.5440	42.8352	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
18	33.9474	49.7784	49.7784	39.8227	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
19	33.7368	48.3000	48.3000	38.6400	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
20	33.5263	50.0480	50.0480	40.0384	35.0000	35.0000	28.0000	35.0000	35.0000	28.0000
21	33.3158	50.9220	50.9220	40.7376	35.7404	35.7404	28.5923	35.0000	35.0000	28.0000
22	33.1053	52.6700	52.6700	42.1360	59.8000	59.8000	47.8400	35.0000	35.0000	28.0000
23	32.8947	51.8685	51.8685	41.4948	79.3324	79.3324	63.4659	35.0000	35.0000	28.0000
24	32.6842	50.2727	50.2727	40.2182	80.7800	80.7800	64.6240	35.0000	35.0000	28.0000
25	32.4737	48.4863	48.4863	48.4863	79.0320	79.0320	79.0320	35.0000	35.0000	35.0000
26	32.2632	41.6000	41.6000	41.6000	57.0400	57.0400	57.0400	35.0000	35.0000	35.0000
27	32.0526	41.6000	41.6000	41.6000	54.4180	54.4180	54.4180	35.0000	35.0000	35.0000
28	31.8421	41.6000	41.6000	41.6000	55.2920	55.2920	55.2920	35.0000	35.0000	35.0000
29	31.6316	41.6000	41.6000	41.6000	58.7880	58.7880	58.7880	35.0000	35.0000	35.0000
30	31.4211	41.6000	41.6000	41.6000	53.5440	53.5440	53.5440	35.0000	35.0000	35.0000
31	31.2105	41.6000	41.6000	41.6000	49.7784	49.7784	49.7784	35.0000	35.0000	35.0000
32	31.0000	41.6000	41.6000	41.6000	48.3000	48.3000	48.3000	35.0000	35.0000	35.0000
33	31.0000	41.6000	41.6000	41.6000	50.0480	50.0480	50.0480	35.7404	35.7404	35.7404
34	31.0000	41.6000	41.6000	41.6000	50.9220	50.9220	50.9220	59.8000	59.8000	59.8000
35	31.0000	41.6000	41.6000	41.6000	52.6700	52.6700	52.6700	79.3324	79.3324	79.3324
36	31.0000	39.0000	39.0000	39.0000	51.8685	51.8685	51.8685	80.7800	80.7800	80.7800
37	31.0000	39.0000	39.0000	39.0000	50.2727	50.2727	50.2727	79.0320	79.0320	79.0320
38	31.0000	39.0000	39.0000	39.0000	48.4863	48.4863	48.4863	57.0400	57.0400	57.0400
39	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	54.4180	54.4180	54.4180
40	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	55.2920	55.2920	55.2920
41	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	58.7880	58.7880	58.7880
42	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	53.5440	53.5440	53.5440
43	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	49.7784	49.7784	49.7784
44	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	48.3000	48.3000	48.3000
45	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	50.0480	50.0480	50.0480
46	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	50.9220	50.9220	50.9220
47	31.0000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000	52.6700	52.6700	52.6700
48	31.0000	36.4000	36.4000	36.4000	41.6000	41.6000	41.6000	51.8685	51.8685	51.8685
49	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	50.2727	50.2727	50.2727
50	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	48.4863	48.4863	48.4863
51	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
52	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
53	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
54	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000

Period	Fix	6mL No PP	6mL 12m PP	6mL 24m PP	2/28 No PP	2/28 12m PP	2/28 24m PP	3/27 No PP	3/27 12m PP	3/27 24m PP
55	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
56	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
57	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
58	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
59	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
60	31.0000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000	41.6000	41.6000	41.6000
61	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
62	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
63	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
64	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
65	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
66	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
67	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
68	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
69	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
70	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
71	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
72	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	39.0000	39.0000	39.0000
73	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
74	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
75	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
76	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
77	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
78	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
79	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
80	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
81	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
82	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
83	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
84	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
85	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
86	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
87	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
88	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
89	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
90	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
91	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
92	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
93	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
94	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
95	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
96	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
97	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
98	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
99	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
100	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
101	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
102	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
103	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
104	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
105	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
106	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
107	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
108	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
109	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
110	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000

Period	Fix	6mL No PP	6mL 12m PP	6mL 24m PP	2/28 No PP	2/28 12m PP	2/28 24m PP	3/27 No PP	3/27 12m PP	3/27 24m PP
111	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
112	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
113	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
114	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
115	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
116	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
117	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
118	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
119	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
120	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
121	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
122	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
123	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
124	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
125	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
126	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
127	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
128	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
129	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
130	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
131	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
132	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
133	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
134	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
135	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
136	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
137	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
138	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
139	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
140	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
141	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
142	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
143	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
144	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
145	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
146	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
147	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
148	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
149	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
150	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
151	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
152	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
153	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
154	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
155	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
156	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
157	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
158	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
159	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
160	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
161	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
162	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
163	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
164	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
165	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
166	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000

Period	Fix	6mL No PP	6mL 12m PP	6mL 24m PP	2/28 No PP	2/28 12m PP	2/28 24m PP	3/27 No PP	3/27 12m PP	3/27 24m PP
167	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
168	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
169	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
170	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
171	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
172	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
173	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
174	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
175	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
176	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
177	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
178	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
179	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
180	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
181	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
182	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
183	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
184	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
185	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
186	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
187	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
188	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
189	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
190	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
191	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
192	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
193	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
194	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
195	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
196	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
197	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
198	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
199	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
200	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
201	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
202	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
203	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
204	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
205	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
206	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
207	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
208	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
209	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
210	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
211	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
212	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
213	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
214	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
215	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
216	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
217	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
218	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
219	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
220	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
221	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
222	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000

Period	Fix	6mL No PP	6mL 12m PP	6mL 24m PP	2/28 No PP	2/28 12m PP	2/28 24m PP	3/27 No PP	3/27 12m PP	3/27 24m PP
223	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
224	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
225	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
226	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
227	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
228	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
229	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
230	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
231	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
232	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
233	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
234	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
235	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
236	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
237	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
238	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
239	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
240	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
241	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
242	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
243	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
244	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
245	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
246	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
247	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
248	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
249	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
250	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
251	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
252	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
253	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
254	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
255	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
256	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
257	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
258	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
259	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
260	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
261	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
262	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
263	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
264	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
265	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
266	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
267	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
268	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
269	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
270	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
271	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
272	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
273	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
274	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
275	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
276	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
277	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
278	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000

Period	Fix	6mL No PP	6mL 12m PP	6mL 24m PP	2/28 No PP	2/28 12m PP	2/28 24m PP	3/27 No PP	3/27 12m PP	3/27 24m PP
279	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
280	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
281	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
282	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
283	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
284	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
285	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
286	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
287	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
288	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
289	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
290	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
291	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
292	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
293	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
294	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
295	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
296	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
297	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
298	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
299	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
300	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
301	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
302	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
303	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
304	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
305	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
306	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
307	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
308	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
309	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
310	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
311	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
312	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
313	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
314	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
315	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
316	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
317	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
318	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
319	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
320	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
321	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
322	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
323	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
324	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
325	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
326	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
327	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
328	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
329	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
330	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
331	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
332	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
333	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
334	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000

Period	Fix	6mL No PP	6mL 12m PP	6mL 24m PP	2/28 No PP	2/28 12m PP	2/28 24m PP	3/27 No PP	3/27 12m PP	3/27 24m PP
335	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
336	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
337	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
338	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
339	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
340	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
341	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
342	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
343	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
344	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
345	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
346	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
347	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
348	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
349	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
350	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
351	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
352	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
353	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
354	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
355	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
356	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
357	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
358	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
359	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000
360	31.0000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000	36.4000

5/25 No PP	5/25 12m PP	5/25 24m PP	Fwrd 1m LIBOR	Fwrd 6m LIBOR	Default Curve
8.0000	6.4000	6.4000	1.3600	1.3700	0.2083
10.2500	8.2000	8.2000	1.3583	1.3805	0.4167
12.5000	10.0000	10.0000	1.3840	1.3952	0.6250
14.7500	11.8000	11.8000	1.3641	1.4105	0.8333
17.0000	13.6000	13.6000	1.3684	1.4465	1.0417
19.2500	15.4000	15.4000	1.3621	1.4944	1.2500
21.5000	17.2000	17.2000	1.4201	1.5564	1.2500
23.7500	19.0000	19.0000	1.4454	1.6551	1.2500
26.0000	20.8000	20.8000	1.4773	1.7551	1.2500
28.2500	22.6000	22.6000	1.5688	1.8679	1.2500
30.5000	24.4000	24.4000	1.6683	1.9863	1.2500
32.7500	26.2000	26.2000	1.7358	2.0867	1.2500
35.0000	35.0000	28.0000	1.9909	2.1961	1.3889
35.0000	35.0000	28.0000	2.0693	2.2796	1.5278
35.0000	35.0000	28.0000	2.1464	2.3550	1.6667
35.0000	35.0000	28.0000	2.2282	2.4337	1.8056
35.0000	35.0000	28.0000	2.3067	2.5145	1.9444
35.0000	35.0000	28.0000	2.3824	2.5898	2.0833
35.0000	35.0000	28.0000	2.4615	2.6699	2.0833
35.0000	35.0000	28.0000	2.5399	2.7934	2.0833
35.0000	35.0000	28.0000	2.6153	2.9154	2.0833
35.0000	35.0000	28.0000	2.6916	3.0484	2.0833
35.0000	35.0000	28.0000	2.7672	3.1864	2.0833
35.0000	35.0000	28.0000	2.8452	3.3230	2.0833
35.0000	35.0000	35.0000	3.2136	3.4715	2.0833
35.0000	35.0000	35.0000	3.3031	3.5654	2.0833
35.0000	35.0000	35.0000	3.3955	3.6572	2.0833
35.0000	35.0000	35.0000	3.4914	3.7540	2.0833
35.0000	35.0000	35.0000	3.5846	3.8448	2.0833
35.0000	35.0000	35.0000	3.6757	3.9350	2.0833
35.0000	35.0000	35.0000	3.7675	4.0278	2.0833
35.0000	35.0000	35.0000	3.8598	4.0728	2.0833
35.0000	35.0000	35.0000	3.9528	4.1131	2.0833
35.0000	35.0000	35.0000	4.0410	4.1533	2.0833
35.0000	35.0000	35.0000	4.1263	4.1854	2.0833
35.0000	35.0000	35.0000	4.2152	4.2176	2.0833
35.0000	35.0000	35.0000	4.0324	4.2477	2.0139
35.0000	35.0000	35.0000	4.1007	4.3167	1.9444
35.0000	35.0000	35.0000	4.1735	4.3860	1.8750
35.0000	35.0000	35.0000	4.2431	4.4590	1.8056
35.0000	35.0000	35.0000	4.3116	4.5254	1.7361
35.0000	35.0000	35.0000	4.3834	4.5936	1.6667
35.0000	35.0000	35.0000	4.4510	4.6631	1.6667
35.0000	35.0000	35.0000	4.5180	4.6930	1.6667
35.0000	35.0000	35.0000	4.5858	4.7209	1.6667
35.0000	35.0000	35.0000	4.6514	4.7485	1.6667
35.0000	35.0000	35.0000	4.7154	4.7719	1.6667
35.0000	35.0000	35.0000	4.7799	4.7950	1.6667
35.0000	35.0000	35.0000	4.6329	4.8161	1.5972
35.0000	35.0000	35.0000	4.6858	4.8707	1.5278
35.0000	35.0000	35.0000	4.7410	4.9264	1.4583
35.0000	35.0000	35.0000	4.7943	4.9777	1.3889
35.0000	35.0000	35.0000	4.8475	5.0314	1.3194
35.0000	35.0000	35.0000	4.9010	5.0842	1.2500

5/25 No PP	5/25 12m PP	5/25 24m PP	Fwrd 1m LIBOR	Fwrd 6m LIBOR	Default Curve
35.0000	35.0000	35.0000	4.9527	5.1339	1.1806
35.0000	35.0000	35.0000	5.0066	5.1472	1.1111
35.7404	35.7404	35.7404	5.0554	5.1594	1.0417
59.8000	59.8000	59.8000	5.1057	5.1690	0.9722
79.3324	79.3324	79.3324	5.1560	5.1765	0.9028
80.7800	80.7800	80.7800	5.2028	5.1840	0.8333
79.0320	79.0320	79.0320	5.0323	5.1889	0.7639
57.0400	57.0400	57.0400	5.0746	5.2305	0.6944
54.4180	54.4180	54.4180	5.1142	5.2715	0.6250
55.2920	55.2920	55.2920	5.1536	5.3102	0.5556
58.7880	58.7880	58.7880	5.1948	5.3517	0.4861
53.5440	53.5440	53.5440	5.2328	5.3880	0.4167
49.7784	49.7784	49.7784	5.2714	5.4260	0.3472
48.3000	48.3000	48.3000	5.3100	5.4376	0.2778
50.0480	50.0480	50.0480	5.3469	5.4467	0.2083
50.9220	50.9220	50.9220	5.3859	5.4553	0.1389
52.6700	52.6700	52.6700	5.4200	5.4615	0.0694
51.8685	51.8685	51.8685	5.4555	5.4695	0.0000
50.2727	50.2727	50.2727	5.3380	5.4742	0.0000
48.4863	48.4863	48.4863	5.3674	5.5074	0.0000
41.6000	41.6000	41.6000	5.3976	5.5362	0.0000
41.6000	41.6000	41.6000	5.4275	5.5655	0.0000
41.6000	41.6000	41.6000	5.4578	5.5961	0.0000
41.6000	41.6000	41.6000	5.4868	5.6235	0.0000
41.6000	41.6000	41.6000	5.5179	5.6522	0.0000
41.6000	41.6000	41.6000	5.5450	5.6555	0.0000
41.6000	41.6000	41.6000	5.5723	5.6574	0.0000
41.6000	41.6000	41.6000	5.6009	5.6592	0.0000
41.6000	41.6000	41.6000	5.6264	5.6599	0.0000
41.6000	41.6000	41.6000	5.6531	5.6597	0.0000
41.6000	41.6000	41.6000	5.5366	5.6580	0.0000
41.6000	41.6000	41.6000	5.5578	5.6818	0.0000
41.6000	41.6000	41.6000	5.5812	5.7039	0.0000
41.6000	41.6000	41.6000	5.6048	5.7253	0.0000
41.6000	41.6000	41.6000	5.6255	5.7470	0.0000
41.6000	41.6000	41.6000	5.6467	5.7677	0.0000
41.6000	41.6000	41.6000	5.6691	5.7902	0.0000
41.6000	41.6000	41.6000	5.6892	5.7970	0.0000
41.6000	41.6000	41.6000	5.7091	5.8029	0.0000
41.6000	41.6000	41.6000	5.7293	5.8113	0.0000
41.6000	41.6000	41.6000	5.7483	5.8156	0.0000
41.6000	41.6000	41.6000	5.7693	5.8208	0.0000
41.6000	41.6000	41.6000	5.7129	5.8237	0.0000
41.6000	41.6000	41.6000	5.7286	5.8412	0.0000
41.6000	41.6000	41.6000	5.7486	5.8585	0.0000
41.6000	41.6000	41.6000	5.7628	5.8749	0.0000
41.6000	41.6000	41.6000	5.7791	5.8901	0.0000
41.6000	41.6000	41.6000	5.7947	5.9051	0.0000
41.6000	41.6000	41.6000	5.8107	5.9213	0.0000
41.6000	41.6000	41.6000	5.8261	5.9491	0.0000
41.6000	41.6000	41.6000	5.8418	5.9757	0.0000
41.6000	41.6000	41.6000	5.8548	6.0052	0.0000
41.6000	41.6000	41.6000	5.8688	6.0317	0.0000
41.6000	41.6000	41.6000	5.8837	6.0597	0.0000
41.6000	41.6000	41.6000	5.9780	6.0877	0.0000
41.6000	41.6000	41.6000	5.9907	6.1006	0.0000

5/25 No PP	5/25 12m PP	5/25 24m PP	Fwrd 1m LIBOR	Fwrd 6m LIBOR	Default Curve
41.6000	41.6000	41.6000	6.0055	6.1156	0.0000
41.6000	41.6000	41.6000	6.0170	6.1258	0.0000
41.6000	41.6000	41.6000	6.0304	6.1394	0.0000
41.6000	41.6000	41.6000	6.0429	6.1513	0.0000
41.6000	41.6000	41.6000	6.0543	6.1615	0.0000
41.6000	41.6000	41.6000	6.0678	6.1734	0.0000
41.6000	41.6000	41.6000	6.0765	6.1820	0.0000
41.6000	41.6000	41.6000	6.0893	6.1940	0.0000
41.6000	41.6000	41.6000	6.0997	6.2036	0.0000
41.6000	41.6000	41.6000	6.1088	6.2153	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000

5/25 No PP	5/25 12m PP	5/25 24m PP	Fwrd 1m LIBOR	Fwrd 6m LIBOR	Default Curve
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000

5/25 No PP	5/25 12m PP	5/25 24m PP	Fwrd 1m LIBOR	Fwrd 6m LIBOR	Default Curve
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000

5/25 No PP	5/25 12m PP	5/25 24m PP	Fwrd 1m LIBOR	Fwrd 6m LIBOR	Default Curve
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000

5/25 No PP	5/25 12m PP	5/25 24m PP	Fwrd 1m LIBOR	Fwrd 6m LIBOR	Default Curve
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000
41.6000	41.6000	41.6000	6.1221	6.2240	0.0000

Please calculate the CDR and CNL that the M-3 bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans, and use the pricing speed (prepayment vectors apply to voluntary prepayments only – defaults are in addition to the prepayment curves).

I will also need the average spread net of all fees and IO, the collateral duration, and a zip code breakdown (please highlight northern and southern CA zip codes).

Thank you.

Interest Rate Stresses at Pricing Speed	CPR	Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Collateral Duration***********
Flat Libor		40%	9.95	10.80%	11.11%	$79,395	2.41
Forward Libor		40%	10.69	8.27%	9.01%	$89,904	2.47
Forward +100		40%	11.02	7.22%	8.07%	$50,313	2.49
Forward +200		40%	11.39	6.08%	6.99%	$138,171	2.52
Severity Stresses at Pricing Speed							
Forward Libor		50%	11.15	6.51%	9.24%	$150,997	2.53
Forward Libor		60%	11.48	5.37%	9.40%	$293,631	2.58
Forward Libor		70%	11.72	4.57%	9.52%	$363,648	2.61
Prepayment Stresses							
Forward Libor	20%	40%	12.91	8.16%	10.68%	$229,075	2.89
Forward Libor	40%	40%	6.89	9.20%	6.34%	$85,883	1.65
Forward Libor	50%	40%	5.32	10.00%	5.32%	$15,043	1.30
Forward Libor +100	40%	50%	7.20	6.53%	5.83%	$42,910	1.67
Forward Libor +100	40%	70%	7.41	4.59%	5.89%	$108,114	1.69
Forward Libor +100	50%	50%	5.49	7.25%	4.95%	$112,024	1.31
Forward Libor +100	50%	70%	5.62	5.10%	4.97%	$134,609	1.32

*********** **(@ Par)**

Additional Assumptions
1) Pricing Speed
2) Trigger Event in Effect

Class	Fwrd LIBOR	Fwrd+300*
M-2	10.02% CDR	7.33% CDR
	13.13% cum loss	10.21% cum loss
M-3	6.51% CDR	4.09% CDR
	9.24% cum loss	6.16% cum loss
M-4	5.35% CDR	2.93% CDR
	7.81% cum loss	4.55 % cum loss

*Actual LIBORs used

California Loan				
Property State	Current Principal Balance	% of Current Principal Balance	Number of Loans	% of Number of Loans
California-Northern	638,169,053.79	62.20	3,058	62.02
California-Southern	387,803,585.93	37.80	1,873	37.98
Total:	**1,025,972,639.72**	**100.00**	**4,931**	**100.00**

California Loan				
Property Zip Code	Current Principal Balance	% of Current Principal Balance	Number of Loans	% of Number of Loans
94080	12,037,983.67	1.17	43	0.87
94015	11,995,176.55	1.17	41	0.83
94014	10,896,152.19	1.06	37	0.75
94112	10,624,920.94	1.04	39	0.79
95122	10,372,468.42	1.01	49	0.99
94544	9,231,574.82	0.9	47	0.95
94509	8,784,337.36	0.86	52	1.05
94066	8,286,168.97	0.81	32	0.65
94565	6,863,647.49	0.67	44	0.89
94560	6,632,741.17	0.65	30	0.61
95127	6,616,613.87	0.64	32	0.65
94531	6,546,113.40	0.64	32	0.65
94587	6,388,472.95	0.62	25	0.51
94401	6,337,226.90	0.62	18	0.37
94545	6,267,559.53	0.61	32	0.65
95111	5,583,716.96	0.54	23	0.47
95376	5,575,685.63	0.54	31	0.63
94541	5,474,755.55	0.53	28	0.57
91001	5,351,363.61	0.52	20	0.41
95121	5,321,362.98	0.52	21	0.43
94605	5,314,460.78	0.52	25	0.51
94806	5,145,349.70	0.5	27	0.55
94550	4,900,516.41	0.48	19	0.39
95407	4,836,022.86	0.47	25	0.51
94513	4,727,847.20	0.46	21	0.43
Other	845,860,399.81	82.44	4,138	83.92
Total:	**1,025,972,639.72**	**100**	**4,931**	**100**

FOR INTERNAL DISTRIBUTION ONLY

Given : Price		Clinton1	Clinton2	Clinton3
100.000000	Yield	6.065	5.671	5.553
	Discount Margin	163.5	224.9	228.4
	Avg Life	11.33	5.35	4.86
	Modified Duration	8.14	4.67	4.30
	Window (Months)	257	24	25
	First Payment Prd	103	54	48
	Last Payment Prd	359	77	72
	Bond Loss %	14.86	0.00	0.00
	Total Collateral Loss %	15.22	8.25	9.60

FOR INTERNAL DISTRIBUTION ONLY

Please calculate the CDR and CNL that the M-2 bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans, and use the pricing speed (prepayment vectors apply to voluntary prepayments only – defaults are in addition to the prepayment curves).

I will also need the average spread net of all fees and IO, the collateral duration, and a zip code breakdown (please highlight northern and southern CA zip codes).

Thank you.

Interest Rate Stresses at Pricing Speed	CPR	Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Collateral Duration***********
Flat Libor		40%	8.36	16.17%	14.92%	$6,901	2.31
Forward Libor		40%	8.94	13.02%	12.81%	$50,697	2.38
Forward +100		40%	9.23	11.79%	11.91%	$64,060	2.40
Forward +200		40%	9.56	10.46%	10.87%	$96,717	2.43
Severity Stresses at Pricing Speed							
Forward Libor		50%	9.56	10.02%	13.13%	$69,409	2.47
Forward Libor		60%	9.99	8.14%	13.35%	$24,422	2.54
Forward Libor		70%	10.30	6.86%	13.52%	$126,201	2.59
Prepayment Stresses							
Forward Libor	20%	40%	10.78	12.24%	14.34%	$174,630	2.76
Forward Libor	40%	40%	5.80	16.46%	10.37%	$46,323	1.61
Forward Libor	50%	40%	4.52	19.10%	9.41%	$46,902	1.29
Forward Libor +100	40%	50%	6.19	11.90%	9.91%	$65,349	1.65
Forward Libor +100	40%	70%	6.52	8.20%	10.02%	$127,385	1.69
Forward Libor +100	50%	50%	4.75	14.08%	9.04%	$32,120	1.31
Forward Libor +100	50%	70%	4.96	9.73%	9.09%	$47,612	1.33

*********** (@ Par)

FOR INTERNAL DISTRIBUTION ONLY

Please calculate the CDR and CNL that the M-3 bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans, and use the pricing speed (prepayment vectors apply to voluntary prepayments only – defaults are in addition to the prepayment curves).

I will also need the average spread net of all fees and IO, the collateral duration, and a zip code breakdown (please highlight northern and southern CA zip codes).

Thank you.

Interest Rate Stresses at Pricing Speed	CPR	Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Collateral Duration***********
Flat Libor		40%	9.95	10.80%	11.11%	$79,395	2.41
Forward Libor		40%	10.69	8.27%	9.01%	$89,904	2.47
Forward +100		40%	11.02	7.22%	8.07%	$50,313	2.49
Forward +200		40%	11.39	6.08%	6.99%	$138,171	2.52
Severity Stresses at Pricing Speed							
Forward Libor		50%	11.15	6.51%	9.24%	$150,997	2.53
Forward Libor		60%	11.48	5.37%	9.40%	$293,631	2.58
Forward Libor		70%	11.72	4.57%	9.52%	$363,648	2.61
Prepayment Stresses							
Forward Libor	20%	40%	12.91	8.16%	10.68%	$229,075	2.89
Forward Libor	40%	40%	6.89	9.20%	6.34%	$85,883	1.65
Forward Libor	50%	40%	5.32	10.00%	5.32%	$15,043	1.30
Forward Libor +100	40%	50%	7.20	6.53%	5.83%	$42,910	1.67
Forward Libor +100	40%	70%	7.41	4.59%	5.89%	$108,114	1.69
Forward Libor +100	50%	50%	5.49	7.25%	4.95%	$112,024	1.31
Forward Libor +100	50%	70%	5.62	5.10%	4.97%	$134,609	1.32

*********** (@ Par)

FOR INTERNAL DISTRIBUTION ONLY

Please calculate the CDR and CNL that the M-4 bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans, and use the pricing speed (prepayment vectors apply to voluntary prepayments only – defaults are in addition to the prepayment curves).

I will also need the average spread net of all fees and IO, the collateral duration, and a zip code breakdown (please highlight northern and southern CA zip codes).

Thank you.

Interest Rate Stresses at Pricing Speed	CPR	Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Collateral Duration***********
Flat Libor		40%	12.13	9.06%	9.68%	$299,956	2.45
Forward Libor		40%	12.96	6.72%	7.59%	$119,558	2.50
Forward +100		40%	13.34	5.76%	6.66%	$447,407	2.52
Forward +200		40%	13.80	4.66%	5.54%	$801,998	2.55
Severity Stresses at Pricing Speed							
Forward Libor		50%	13.43	5.35%	7.81%	$716,155	2.55
Forward Libor		60%	13.74	4.44%	7.95%	$648,116	2.59
Forward Libor		70%	13.96	3.79%	8.05%	$78,876	2.62
Prepayment Stresses							
Forward Libor	20%	40%	15.58	6.98%	9.46%	$104,634	2.93
Forward Libor	40%	40%	8.42	6.45%	4.61%	$302,932	1.66
Forward Libor	50%	40%	6.49	6.30%	3.47%	$180,615	1.31
Forward Libor +100	40%	50%	8.71	4.44%	4.08%	$166,533	1.68
Forward Libor +100	40%	70%	8.90	3.16%	4.14%	$562,740	1.70
Forward Libor +100	50%	50%	6.64	4.40%	3.08%	$24,314	1.32
Forward Libor +100	50%	70%	6.74	3.13%	3.11%	$265,838	1.32

*********** (@ Par)

STRESS ANALYSIS

Default Ramp - 0 to 4.5 CDR over 36 months; LIBOR Ramp: 1 month LIBOR+300 over 36 months; 50% Loss Severity;12 month lag for liquidation losses, Solve for multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA	635%	1207%	2775%	17.57%	15.17%	13.79%
A	360%	634%	1405%	12.33%	9.97%	8.57%
BBB	197%	320%	629%	7.86%	5.87%	4.49%
BBB-	138%	193%	338%	5.86%	3.80%	2.59%

CURVES: FORWARD LIBOR
FORWARD LIBOR + 200

SEVERITY: 40%
50%

PREPAY CURVE:
FIX 10C FOR 6MO./12C FOR 12MO./15C LIFE
FLTG 20C FOR 6MO./30C FOR 12MO./70C FOR 12MO./40C FOR LIFE

Class M-4 Bond

Severity	Fwrd LIBOR	Fwrd LIBOR+200
40%	8.72% CDR	5.48% CDR
	8.44% cum loss	5.72% cum loss
50%	6.84% CDR	4.35% CDR
	8.64% cum loss	5.84% cum loss

Long Beach Mortgage Company
Series 2003-1
All records
11,952 records
Balance: 1,984,265,954

Deutsche Bank @

Coupons (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
12.001 - 12.500	9,511,963.42	77.52	120	71.43	12.252	6.382	18.241	23	345.54	344.32	1.22	69.36	76.93	77.7	91.8	80.2	9.5	41.56	521.2
12.501 - 13.000	1,922,765.97	15.67	33	19.64	12.688	6.535	18.677	23	337.12	335.66	1.46	66.23	73.49	85.5	89.6	81.7	9.1	38.68	521.3
13.001 - 13.500	554,916.78	4.52	9	5.36	13.303	6.377	19.284	28	356.18	353.47	2.71	75.55	78.09	81.3	100.0	68.5	3.2	42.48	513.7
13.501 - 14.000	280,362.38	2.28	6	3.57	13.727	6.569	19.627	24	323.88	321.31	2.57	72.59	72.59	66.4	82.6	82.6	0.0	36.71	497.1
Total:	12,270,008.55	100.00	168	100.00	12.401	6.407	18.359	23	344.21	342.85	1.36	69.23	76.35	78.8	91.6	80.0	8.9	41.04	520.4

Minimum: 12.050
Maximum: 14.000
Weighted Average: 12.401

Current Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
0.01 - 25,000.00	7,703,872.13	2.58	399	7.83	10.856	5.942	16.481	23	225.19	224.04	1.15	20.73	97.54	50.1	99.4	76.5	96.1	39.08	663.6
25,000.01 - 50,000.00	59,486,178.67	19.90	1,549	30.41	10.624	5.955	16.470	23	272.22	271.10	1.11	38.61	90.17	60.1	92.6	77.0	64.5	39.66	635.1
50,000.01 - 75,000.00	108,714,005.53	36.37	1,740	34.16	9.949	5.811	15.536	24	303.81	302.71	1.10	53.85	86.79	62.2	93.3	73.7	41.3	40.49	619.0
75,000.01 - 100,000.00	122,985,835.91	41.15	1,406	27.60	9.493	5.704	15.186	23	319.35	318.17	1.18	60.51	84.79	64.6	93.8	74.0	30.4	40.78	614.6
Total:	298,889,892.24	100.00	5,094	100.00	9.919	5.773	15.465	23	301.89	300.75	1.14	52.71	86.91	62.4	93.5	74.5	42.9	40.41	621.5

Minimum: 9,967.45
Maximum: 99,963.95
Average: 58,674.89

Original Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
1 - 25,000	7,703,872.13	2.67	399	7.99	10.856	5.942	16.481	23	225.19	224.04	1.15	20.73	97.54	50.1	99.4	76.5	96.1	39.08	663.6
25,001 - 50,000	59,250,223.51	20.53	1,544	30.94	10.629	5.955	16.470	23	272.24	271.13	1.11	38.52	90.23	60.2	92.7	77.0	64.7	39.69	635.2
50,001 - 75,000	108,949,960.69	37.75	1,745	34.96	9.948	5.812	15.537	24	303.73	302.62	1.10	53.87	86.76	62.2	93.3	73.7	41.2	40.47	619.0
75,001 - 100,000	112,722,740.37	39.05	1,303	26.11	9.452	5.710	15.216	23	323.60	322.46	1.14	62.86	84.40	64.1	93.4	73.9	27.0	40.76	610.7
Total:	288,626,796.70	100.00	4,991	100.00	9.918	5.777	15.485	23	302.93	301.81	1.12	53.34	86.84	62.2	93.4	74.5	42.0	40.39	620.3

Minimum: 10,000.00
Maximum: 99,920.00
Average: 57,901.89
Total: 288,988,323.32

Combined Original Loan-to-Value Ratio (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
90.01 - 91.00	548,618.16	0.33	6	0.22	9.203	0.000	0.000	0	284.96	283.44	1.52	51.30	90.55	46.6	74.3	64.7	53.4	36.94	714.9
91.01 - 92.00	1,010,688.65	0.61	7	0.25	8.303	4.250	14.350	24	324.15	323.19	0.96	70.85	91.47	63.6	100.0	76.8	26.2	41.72	666.2
92.01 - 93.00	2,116,210.02	1.28	13	0.47	8.615	4.250	13.603	22	329.02	327.72	1.30	72.31	92.40	48.5	100.0	71.3	25.8	41.86	665.9
93.01 - 94.00	1,948,103.02	1.18	15	0.54	8.341	4.250	13.568	23	325.08	323.96	1.11	73.18	93.68	46.8	100.0	88.3	26.5	36.14	656.1
94.01 - 95.00	40,290,687.40	24.38	342	12.42	8.405	4.264	13.625	23	330.02	328.97	1.05	77.87	94.96	33.1	100.0	77.5	21.4	39.42	674.5
95.01 - 96.00	1,003,169.15	0.61	17	0.62	10.768	0.000	0.000	0	233.33	232.25	1.08	16.90	95.61	77.3	100.0	77.2	100.0	38.77	662.4
96.01 - 97.00	1,631,900.99	0.99	25	0.91	10.554	0.000	0.000	0	239.05	238.05	0.99	17.64	96.69	71.4	100.0	83.0	100.0	42.81	681.3
97.01 - 98.00	1,158,487.25	0.70	18	0.65	10.781	0.000	0.000	0	230.31	228.81	1.50	18.02	97.50	56.6	100.0	60.2	100.0	43.60	687.0
98.01 - 99.00	1,180,030.44	0.71	22	0.80	10.956	0.000	0.000	0	231.70	230.53	1.18	19.50	98.49	43.1	100.0	78.8	100.0	43.34	670.5
99.01 - 100.00	114,387,855.77	69.21	2,289	83.12	10.807	0.000	0.000	0	233.24	232.13	1.11	19.92	99.98	48.2	99.9	77.2	100.0	41.85	675.6
Total:	165,275,750.85	100.00	2,754	100.00	10.142	4.263	13.629	23	259.89	258.79	1.10	35.70	98.42	45.1	99.9	77.2	78.4	41.18	675.0

Minimum: 90.09
Maximum: 100.00
Weighted Average by Original Balance: 98.42
Weighted Average by Current Balance: 98.42

Original Loan-to-Value Ratio (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
90.01 - 91.00	255,417.22	0.72	2	1.06	7.825	0.000	0.000	0	360.00	358.90	1.10	90.48	90.48	100.0	44.8	100.0	0.0	38.27	719.4
91.01 - 92.00	745,646.91	2.09	2	1.06	7.562	4.250	14.350	24	360.00	359.31	0.69	91.54	91.54	68.6	100.0	68.6	0.0	39.97	664.7
92.01 - 93.00	1,569,840.57	4.40	7	3.70	7.803	4.250	13.603	22	360.00	358.61	1.39	92.39	92.39	43.3	100.0	74.0	0.0	41.94	669.4
93.01 - 94.00	1,431,154.19	4.01	7	3.70	7.497	4.250	13.568	23	360.00	358.85	1.15	93.80	93.80	40.3	100.0	100.0	0.0	36.33	648.7
94.01 - 95.00	31,650,237.13	88.77	171	90.48	7.753	4.264	13.625	23	356.52	355.50	1.02	94.97	94.97	29.9	100.0	78.2	0.0	38.95	673.0
Total:	35,652,296.02	100.00	189	100.00	7.742	4.263	13.629	23	356.91	355.88	1.04	94.70	94.70	32.2	99.6	78.9	0.0	38.99	672.0

Minimum: 90.26
Maximum: 95.00
Weighted Average by Original Balance: 94.70
Weighted Average by Current Balance: 94.70

Purpose	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
Refinance - Cashout	904,373,296.65	100.00	4,853	100.00	7.959	5.413	14.175	23	352.99	351.83	1.16	76.57	78.38	60.3	92.3	80.1	2.3	39.86	607.7
Total:	904,373,296.65	100.00	4,853	100.00	7.959	5.413	14.175	23	352.99	351.83	1.16	76.57	78.38	60.3	92.3	80.1	2.3	39.86	607.7

Back Ratio	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
0.01 - 5.00	3,627,853.15	0.18	17	0.14	7.708	5.057	13.482	23	354.22	352.65	1.57	77.84	81.69	70.4	75.8	87.9	4.8	3.84	624.2
5.01 - 10.00	8,965,930.41	0.45	43	0.36	7.873	5.402	14.145	23	356.49	355.22	1.27	72.88	74.62	72.5	75.7	61.1	2.2	8.37	625.4
10.01 - 15.00	20,431,485.83	1.03	123	1.03	7.636	5.244	13.879	24	352.24	351.14	1.10	76.21	78.67	65.3	80.7	70.5	3.1	13.38	638.6
15.01 - 20.00	39,941,787.47	2.01	234	1.96	7.722	5.267	13.804	23	352.16	350.95	1.20	73.41	76.28	54.7	80.8	79.0	3.7	18.16	630.6
20.01 - 25.00	67,420,081.48	3.40	421	3.52	7.674	5.229	13.740	23	354.36	353.24	1.12	75.30	77.99	55.1	89.2	85.8	3.4	23.29	634.1
25.01 - 30.00	130,682,677.03	6.59	819	6.85	7.679	5.220	13.726	23	351.84	350.69	1.15	75.22	78.42	49.5	92.0	71.4	4.0	28.20	638.8
30.01 - 35.00	221,934,702.18	11.18	1,391	11.64	7.661	5.205	13.610	23	348.64	347.50	1.14	74.50	79.60	44.8	92.2	76.8	6.4	33.16	643.9
35.01 - 40.00	336,355,793.61	16.95	2,010	16.82	7.700	5.185	13.570	23	347.21	346.11	1.10	75.47	80.96	45.1	95.3	79.6	6.9	38.13	640.1
40.01 - 45.00	448,574,847.32	22.61	2,691	22.52	7.804	5.241	13.635	23	346.57	345.43	1.14	75.24	81.67	51.5	96.2	77.8	8.1	43.10	639.1
45.01 - 50.00	525,972,583.84	26.51	3,168	26.51	7.883	5.278	13.639	23	346.67	345.54	1.13	75.08	82.50	66.0	95.8	75.5	9.3	48.08	631.3
50.01 - 55.00	179,045,631.24	9.02	1,025	8.58	8.720	5.719	14.941	23	357.32	356.17	1.15	77.95	78.23	76.4	92.8	76.0	0.4	53.18	569.6
55.01 - 60.00	1,312,580.36	0.07	10	0.08	8.635	5.671	14.724	24	360.00	358.75	1.25	77.65	77.65	100.0	100.0	85.8	0.0	56.58	545.2
Total:	1,984,265,953.92	100.00	11,952	100.00	7.859	5.289	13.779	23	348.76	347.62	1.13	75.37	80.72	56.1	94.1	77.0	6.7	40.69	631.0

Minimum: 1.00
Maximum: 58.00
Weighted Average: 40.69

FICO Score	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
<= 500	136,260,233.93	23.35	970	26.56	10.301	5.986	16.265	23	359.38	358.06	1.33	79.83	79.83	83.8	97.9	81.7	0.0	43.78	483.5
501 - 525	113,106,298.63	19.38	798	21.85	9.901	6.011	15.876	23	359.12	357.99	1.13	79.86	79.86	82.6	96.5	80.8	0.0	42.94	513.8
526 - 550	124,510,482.95	21.33	766	20.97	9.253	5.922	15.223	23	359.19	358.05	1.14	78.74	78.74	82.5	97.7	77.1	0.0	41.95	537.9
551 - 575	103,558,163.36	17.74	588	16.10	8.691	5.821	14.674	23	358.45	357.38	1.07	79.23	79.23	75.7	94.8	76.6	0.0	41.98	562.7
576 - 600	106,229,191.10	18.20	530	14.51	8.132	5.335	14.121	23	356.70	355.57	1.13	79.66	79.82	75.3	95.1	78.8	0.2	40.35	588.8
Total:	583,664,369.97	100.00	3,652	100.00	9.320	5.842	15.331	23	358.64	357.47	1.17	79.46	79.49	80.3	96.5	79.1	0.0	42.28	534.6

Minimum: 415
Maximum: 599
Weighted Average: 534.6
% UPB missing FICOs: 0.9

Current Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
300,000.01 - 400,000.00	372,611,692.04	48.42	1,068	59.33	7.073	5.092	13.111	23	357.98	356.86	1.12	79.79	79.79	42.9	95.7	79.4	0.0	41.09	652.4
400,000.01 - 500,000.00	177,970,101.19	23.13	392	21.78	7.344	5.242	13.440	23	359.52	358.33	1.19	79.54	79.54	57.7	94.7	82.9	0.0	41.06	634.8
500,000.01 - 600,000.00	90,943,537.19	11.82	165	9.17	7.542	5.247	13.681	23	357.92	356.79	1.13	80.26	80.26	71.5	92.7	70.3	0.0	39.29	624.8
600,000.01 - 700,000.00	61,225,943.32	7.96	95	5.28	7.301	5.078	13.408	23	360.00	358.80	1.20	78.46	78.46	66.5	95.8	75.7	0.0	38.04	628.8
700,000.01 - 800,000.00	28,134,526.39	3.66	38	2.11	7.232	5.239	13.393	23	355.20	354.23	0.97	72.26	72.26	79.4	97.3	83.9	0.0	36.04	618.4
800,000.01 - 900,000.00	19,063,226.66	2.48	22	1.22	7.331	5.210	13.463	21	360.00	358.59	1.41	74.28	74.28	77.8	100.0	77.6	0.0	41.23	630.8
900,000.01 - 1,000,000.00	17,436,947.73	2.27	18	1.00	7.260	5.134	13.357	21	360.00	358.50	1.50	65.34	65.34	77.3	89.3	89.1	0.0	35.66	628.9
1,000,000.01 >=	2,173,952.71	0.28	2	0.11	5.930	4.250	11.930	24	360.00	359.52	0.48	75.00	75.00	100.0	100.0	48.3	0.0	30.48	646.7
Total:	769,559,927.23	100.00	1,800	100.00	7.222	5.150	13.300	23	358.49	357.34	1.15	78.93	78.93	54.7	95.1	79.1	0.0	40.29	640.9

Minimum: 300,148.80
Maximum: 1,125,000.00
Average: 427,533.29

Original Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
300,001 - 400,000	373,510,946.88	48.48	1,071	59.40	7.071	5.092	13.111	23	357.70	356.58	1.12	79.77	79.77	42.8	95.5	79.5	0.0	41.09	652.6
400,001 - 500,000	177,970,101.19	23.10	392	21.74	7.344	5.242	13.440	23	359.52	358.33	1.19	79.54	79.54	57.7	94.7	82.9	0.0	41.06	634.8
500,001 - 600,000	90,943,537.19	11.80	165	9.15	7.542	5.247	13.681	23	357.92	356.79	1.13	80.26	80.26	71.5	92.7	70.3	0.0	39.29	624.8
600,001 - 700,000	61,225,943.32	7.95	95	5.27	7.301	5.078	13.408	23	360.00	358.80	1.20	78.46	78.46	66.5	95.8	75.7	0.0	38.04	628.8
700,001 - 800,000	28,134,526.39	3.65	38	2.11	7.232	5.239	13.393	23	355.20	354.23	0.97	72.26	72.26	79.4	97.3	83.9	0.0	36.04	618.4
800,001 - 900,000	19,063,226.66	2.47	22	1.22	7.331	5.210	13.463	21	360.00	358.59	1.41	74.28	74.28	77.8	100.0	77.6	0.0	41.23	630.8
900,001 - 1,000,000	17,436,947.73	2.26	18	1.00	7.260	5.134	13.357	21	360.00	358.50	1.50	65.34	65.34	77.3	89.3	89.1	0.0	35.66	628.9
1,000,001 >=	2,173,952.71	0.28	2	0.11	5.930	4.250	11.930	24	360.00	359.52	0.48	75.00	75.00	100.0	100.0	48.3	0.0	30.48	646.7
Total:	770,459,182.07	100.00	1,803	100.00	7.221	5.150	13.300	23	358.35	357.20	1.15	78.92	78.92	54.6	95.1	79.1	0.0	40.30	641.0

Minimum: 300,600.00
Maximum: 1,125,000.00
Average: 427,737.74
Total: 771,211,149.30

Long Beach Mortgage Company
Series 2003-1
All records
11,952 records
Balance: 1,984,265,954

Deutsche Bank @

Lien Position	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Weighted Average Combined Original LTV	Percent Full Doc	Percent Owner Occupied	Percent Single Family	Percent 2nd Lien	Back Ratio	FICO Score
2nd Lien	133,000,511.53	100.00	2,633	100.00	10.803	0.000	0.000	0	233.20	232.09	1.11	19.28	99.08	48.4	100.0	76.8	100.0	41.70	676.1
Total:	133,000,511.53	100.00	2,633	100.00	10.803	0.000	0.000	0	233.20	232.09	1.11	19.28	99.08	48.4	100.0	76.8	100.0	41.70	676.1

Long Beach Mortgage Loan Trust
Asset-Backed Certificates, Series 2003-1
Class M-4
Price / DM Table (To Optional Call)
Original Face: $40,000,000
Settlement Date: 2/6/2003

Fixed Coll	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
Adj. Coll	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
79.600085	512.4	664.4	782.7	872.5	975.6	1,023.6	1,059.9
80.100085	507.7	655.5	770.5	857.8	958.2	1,004.9	1,040.2
80.600085	503.1	646.7	758.4	843.2	940.8	986.3	1,020.6
81.100085	498.4	637.9	746.3	828.8	923.6	967.8	1,001.2
81.600085	493.9	629.2	734.4	814.4	906.5	949.5	981.9
82.100085	489.4	620.5	722.6	800.1	889.5	931.2	962.7
82.600085	484.9	612.0	710.8	786.0	872.7	913.1	943.7
83.100085	480.4	603.5	699.1	771.9	856.0	895.2	924.8
83.600085	476.0	595.0	687.6	758.0	839.3	877.3	906.0
84.100085	471.7	586.7	676.1	744.2	822.8	859.6	887.3
84.600085	467.4	578.4	664.7	730.4	806.4	842.0	868.8
85.100085	463.1	570.1	653.4	716.8	790.1	824.5	850.4
85.600085	458.8	561.9	642.1	703.2	774.0	807.1	832.1
86.100085	454.6	553.8	631.0	689.8	757.9	789.8	813.9
86.600085	450.4	545.8	619.9	676.4	742.0	772.6	795.8
87.100085	446.3	537.8	608.9	663.2	726.1	755.6	777.8
87.600085	442.2	529.8	598.0	650.0	710.4	738.6	760.0
88.100085	438.1	522.0	587.2	636.9	694.7	721.8	742.3
88.600085	434.1	514.1	576.4	623.9	679.2	705.1	724.6
89.100085	430.1	506.4	565.7	611.0	663.7	688.5	707.1
89.600085	426.1	498.7	555.1	598.2	648.4	671.9	689.7
90.100085	422.1	491.0	544.6	585.5	633.2	655.5	672.4
90.600085	418.2	483.4	534.1	572.9	618.0	639.2	655.2
91.100085	414.3	475.9	523.7	560.3	603.0	623.0	638.1
91.600085	410.5	468.4	513.4	547.9	588.0	606.9	621.1
92.100085	406.7	461.0	503.2	535.5	573.2	590.9	604.3
92.600085	402.9	453.6	493.0	523.2	558.4	575.0	587.5
93.100085	399.1	446.3	482.9	510.9	543.7	559.1	570.8
93.600085	395.4	439.0	472.9	498.8	529.1	543.4	554.2
94.100085	391.7	431.7	462.9	486.7	514.6	527.8	537.7
94.600085	388.0	424.6	453.0	474.8	500.2	512.2	521.3
95.100085	384.4	417.4	443.1	462.8	485.9	496.8	505.0
95.600085	380.7	410.4	433.4	451.0	471.7	481.4	488.8
Avg Life	25.87	9.49	6.35	5.06	4.07	3.72	3.50
Modified Duration	13.62	7.02	5.09	4.21	3.51	3.26	3.09
Window (Months)	90	116	80	55	32	21	12
First Payment Prd	253	56	37	37	37	38	38
Last Payment Prd	342	171	116	91	68	58	49

Some Additional Assumptions:
1) Trigger Event in Effect
2) 0 Months to Recovery
3) No Deliquencies were Applied Since We Assume 0% P&I Advanced

Class	21% CPR	24% CPR	27% CPR	30% CPR
A-2	20.68% CDR 29.10% cum loss	22.48% CDR 28.34% cum loss	24.30% CDR 27.72% cum loss	26.14% CDR 27.18% cum loss
M-1	11.97% CDR 20.51% cum loss	12.85% CDR 19.61% cum loss	13.75% CDR 18.85% cum loss	14.66% CDR 18.21% cum loss
M-2	8.14% CDR 15.43% cum loss	8.65% CDR 14.53% cum loss	9.17% CDR 13.79% cum loss	9.70% CDR 13.16% cum loss

Class M-3 Bond

Severity	Fwrd LIBOR	Fwrd LIBOR+200
40%	11.01% CDR	7.10% CDR
	10.14% cum loss	7.13% cum loss
50%	8.63% CDR	5.56% CDR
	10.46% cum loss	7.24% cum loss

Given : Price
100.000000

		Default 1	Default 2	Default 3	Default 4	Default 5
Prepay 1	**Yield**	6.703	6.711	5.402	3.549	1.124
	Discount Margin	232.1	222.1	93.8	-89.8	-332.9
	Avg Life	10.53	11.73	12.04	12.50	13.19
	Modified Duration	7.82	8.33	8.39	8.51	8.72
	Window (Months)	72	255	250	243	234
	First Payment Prd	101	105	110	117	126
	Last Payment Prd	172	359	359	359	359
	Bond Loss %	0.00	4.70	25.10	44.54	62.92
	Total Collateral Loss %	13.66	14.77	15.82	16.82	17.76
Prepay 2	**Yield**	5.662	5.740	5.823	5.902	6.011
	Discount Margin	223.6	227.0	230.5	232.8	236.9
	Avg Life	5.37	5.51	5.68	5.88	6.15
	Modified Duration	4.68	4.79	4.90	5.04	5.22
	Window (Months)	22	26	30	35	45
	First Payment Prd	55	55	56	57	58
	Last Payment Prd	76	80	85	91	102
	Bond Loss %	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss %	7.80	8.46	9.09	9.71	10.31
Prepay 3	**Yield**	5.539	5.662	5.807	5.995	5.207
	Discount Margin	228.0	231.7	235.9	240.9	151.9
	Avg Life	4.83	5.09	5.42	5.91	6.38
	Modified Duration	4.28	4.47	4.71	5.04	5.38
	Window (Months)	24	30	38	61	304
	First Payment Prd	48	49	51	53	55
	Last Payment Prd	71	78	88	113	358
	Bond Loss %	0.00	0.00	0.00	0.00	8.52
	Total Collateral Loss %	9.28	10.12	10.94	11.74	12.53

Prepay 1 15 for 12 30 for 12 20 for life
Prepay 2 30 for 12 45 for 12 35 for life
Prepay 3 15 for 24 60 for 24 35 for life

Default 1 4 for 12 followed by 8
Default 2 4 for 12 followed by 9
Default 3 4 for 12 followed by 10
Default 4 4 for 12 followed by 11
Default 5 4 for 12 followed by 12

Given : Price 100.000000	Scenario 1 100% CDR Curve 100% Pxing	Scenario 2 150% CDR Curve 150% Pxing	Scenario 3 150% CDR Curve 75% Pxing	Scenario 4 200% CDR Curve 100% Pxing
Yield	5.904	5.252	6.403	5.991
Discount Margin	213.9	213.1	220.8	222.4
Avg Life	6.70	4.46	9.09	6.70
Modified Duration	5.62	4.00	7.08	5.61
Window (Months)	20	12	36	29
First Payment Prd	72	48	93	69
Last Payment Prd	91	59	128	97
Bond Loss %	0.00	0.00	0.00	0.00
Total Collateral Loss %	4.16	3.32	7.81	7.51

Long Beach Mortgage Loan Trust
Asset-Backed Certificates, Series 2003-1
Class M-4
Price / DM Table (To Maturity)
Original Face: $40,000,000
Settlement Date: 2/6/2003

Fixed Coll	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
Adj. Coll	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
79.600085	512.4	663.1	779.8	868.3	969.9	1,017.8	1,052.5
80.100085	507.7	654.3	767.7	853.8	952.6	999.3	1,033.1
80.600085	503.1	645.5	755.7	839.4	935.5	980.9	1,013.8
81.100085	498.5	636.8	743.8	825.1	918.5	962.6	994.6
81.600085	493.9	628.2	732.0	810.9	901.6	944.5	975.6
82.100085	489.4	619.6	720.2	796.8	884.8	926.4	956.6
82.600085	484.9	611.1	708.6	782.8	868.2	908.5	937.9
83.100085	480.5	602.7	697.1	768.9	851.6	890.8	919.2
83.600085	476.1	594.4	685.6	755.1	835.2	873.1	900.7
84.100085	471.7	586.1	674.3	741.4	818.9	855.6	882.3
84.600085	467.4	577.8	663.0	727.8	802.7	838.2	864.0
85.100085	463.1	569.7	651.8	714.4	786.6	820.9	845.8
85.600085	458.9	561.6	640.7	701.0	770.7	803.7	827.7
86.100085	454.7	553.5	629.7	687.7	754.8	786.6	809.8
86.600085	450.5	545.6	618.7	674.5	739.1	769.6	792.0
87.100085	446.3	537.6	607.9	661.4	723.4	752.8	774.3
87.600085	442.2	529.8	597.1	648.4	707.9	736.0	756.7
88.100085	438.2	522.0	586.4	635.5	692.4	719.4	739.2
88.600085	434.1	514.3	575.8	622.7	677.1	702.9	721.8
89.100085	430.1	506.6	565.2	609.9	661.9	686.5	704.5
89.600085	426.1	498.9	554.7	597.3	646.7	670.1	687.4
90.100085	422.2	491.4	544.3	584.7	631.7	653.9	670.3
90.600085	418.3	483.9	534.0	572.2	616.7	637.8	653.4
91.100085	414.4	476.4	523.8	559.9	601.9	621.8	636.5
91.600085	410.6	469.0	513.6	547.6	587.2	605.9	619.8
92.100085	406.8	461.6	503.5	535.3	572.5	590.1	603.1
92.600085	403.0	454.3	493.4	523.2	557.9	574.3	586.6
93.100085	399.2	447.1	483.4	511.1	543.5	558.7	570.1
93.600085	395.5	439.9	473.5	499.2	529.1	543.2	553.8
94.100085	391.8	432.7	463.7	487.3	514.8	527.7	537.5
94.600085	388.1	425.6	453.9	475.4	500.6	512.4	521.4
95.100085	384.5	418.6	444.2	463.7	486.5	497.1	505.3
95.600085	380.8	411.6	434.6	452.0	472.4	482.0	489.3
Avg Life	25.91	9.66	6.48	5.15	4.14	3.78	3.56
Modified Duration	13.63	7.09	5.15	4.26	3.56	3.30	3.14
Window (Months)	96	146	102	72	45	32	22
First Payment Prd	253	56	37	37	37	38	38
Last Payment Prd	348	201	138	108	81	69	59

Long Beach Mortgage Loan Trust
Asset-Backed Certificates, Series 2003-1
Class A-2
Price / DM Table (To Maturity)
Settlement Date: 2/6/2003

Given : Price
100.000000

15% CPR	**4.00% CDR**	**4.25% CDR**	**4.50% CDR**	**4.75% CDR**	**5.00% CDR**	**5.25% CDR**	**5.50% CDR**	**5.75% CDR**	**6.00% CDR**	**6.25% CDR**	**6.50% CDR**	**6.75% CDR**	**7.00% CDR**
Yield	4.722	4.729	4.735	4.741	4.748	4.754	4.760	4.768	4.775	4.783	4.791	4.800	4.809
Discount Margin	**48.0**	**48.0**	**48.0**	**48.0**	**48.1**	**48.1**	**48.2**	**48.3**	**48.3**	**48.4**	**48.5**	**48.6**	**48.8**
Avg Life	3.61	3.62	3.63	3.64	3.66	3.67	3.68	3.69	3.70	3.71	3.73	3.74	3.76
Modified Duration	3.25	3.26	3.27	3.27	3.28	3.29	3.29	3.30	3.31	3.32	3.33	3.34	3.35
Window (Months)	126	127	129	131	133	135	137	139	141	144	147	150	154
First Payment Prd	1	1	1	1	1	1	1	1	1	1	1	1	1
Last Payment Prd	126	127	129	131	133	135	137	139	141	144	147	150	154
Bond Loss %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Collateral Loss %	11.35	11.93	12.50	13.06	13.61	14.15	14.68	15.20	15.70	16.20	16.69	17.17	17.64

Long Beach Mortgage Loan Trust
Asset-Backed Certificates, Series 2003-1
Class M-1
Price / DM Table (To Maturity)
Settlement Date: 2/6/2003

Given : Price
100.000000

15% CPR	4.00% CDR	4.25% CDR	4.50% CDR	4.75% CDR	5.00% CDR	5.25% CDR	5.50% CDR	5.75% CDR	6.00% CDR	6.25% CDR	6.50% CDR	6.75% CDR	7.00% CDR
Yield	6.572	6.600	6.626	6.656	6.683	6.711	6.740	6.774	6.806	6.840	6.877	6.917	6.961
Discount Margin	111.0	111.9	112.7	113.8	114.6	115.4	116.2	117.3	118.2	119.2	120.2	121.2	122.3
Avg Life	11.24	11.42	11.61	11.81	12.02	12.24	12.49	12.76	13.07	13.42	13.82	14.30	14.88
Modified Duration	8.20	8.29	8.38	8.47	8.56	8.66	8.77	8.89	9.02	9.16	9.32	9.50	9.71
Window (Months)	19	21	21	23	24	26	28	31	35	38	44	51	62
First Payment Prd	126	127	129	131	133	135	137	139	141	144	147	150	154
Last Payment Prd	144	147	149	153	156	160	164	169	175	181	190	200	215
Bond Loss %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Collateral Loss %	11.35	11.93	12.50	13.06	13.61	14.15	14.68	15.20	15.70	16.20	16.69	17.17	17.64

Long Beach Mortgage Loan Trust
Asset-Backed Certificates, Series 2003-1
Class M-2
Price / DM Table (To Maturity)
Settlement Date: 2/6/2003

Given : Price
100.000000

15% CPR	4.00% CDR	4.25% CDR	4.50% CDR	4.75% CDR	5.00% CDR	5.25% CDR	5.50% CDR	5.75% CDR	6.00% CDR	6.25% CDR	6.50% CDR	6.75% CDR	7.00% CDR
Yield	7.936	7.991	8.046	8.057	7.815	7.462	7.019	6.484	5.847	5.093	4.204	3.147	1.852
Discount Margin	224.4	226.8	228.9	227.0	203.8	170.1	127.8	76.4	14.8	-58.6	-145.5	-249.5	-377.0
Avg Life	14.52	15.12	15.88	16.71	16.93	17.19	17.48	17.83	18.23	18.72	19.32	20.09	21.15
Modified Duration	9.01	9.19	9.39	9.60	9.59	9.56	9.53	9.50	9.48	9.48	9.49	9.50	9.50
Window (Months)	79	96	132	207	204	200	196	191	185	179	170	160	145
First Payment Prd	144	147	149	153	156	160	164	169	175	181	190	200	215
Last Payment Prd	222	242	280	359	359	359	359	359	359	359	359	359	359
Bond Loss %	0.00	0.00	0.00	3.19	12.75	22.17	31.37	40.49	49.32	58.00	66.48	74.75	82.77
Total Collateral Loss %	11.35	11.93	12.50	13.06	13.61	14.15	14.68	15.20	15.70	16.20	16.69	17.17	17.64

Long Beach Mortgage Loan Trust
Asset-Backed Certificates, Series 2003-1
Class M-4
Price / DM Table (To Maturity)
Settlement Date: 2/6/2003

Given : Price
87.600085

15% CPR	4.00% CDR	4.25% CDR	4.50% CDR	4.75% CDR	5.00% CDR	5.25% CDR	5.50% CDR	5.75% CDR	6.00% CDR	6.25% CDR	6.50% CDR	6.75% CDR	7.00% CDR
Yield	-12.816	-19.368	-26.270	-33.333	-40.359	-47.241	-53.877	-60.079	-65.917	-71.352	-76.307	-80.798	-84.982
Discount Margin	-1,743.5	-2,426.1	-3,171.3	-3,962.6	-4,779.8	-5,611.2	-6,444.0	-7,252.2	-8,041.0	-8,801.7	-9,519.3	-10,191.1	-10,836.0
Avg Life	6.27	5.38	4.71	4.18	3.77	3.44	3.18	2.96	2.79	2.64	2.52	2.41	2.32
Modified Duration	4.49	4.17	3.92	3.73	3.59	3.47	3.38	3.32	3.27	3.23	3.21	3.20	3.20
Window (Months)	51	43	38	33	29	26	23	20	18	16	15	14	13
First Payment Prd	51	44	38	34	31	29	27	26	25	24	23	22	21
Last Payment Prd	101	86	75	66	59	54	49	45	42	39	37	35	33
Bond Loss %	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Total Collateral Loss %	11.35	11.93	12.50	13.06	13.61	14.15	14.68	15.20	15.70	16.20	16.69	17.17	17.64

Period	Class A-2 NWAC Cap	Period	Class A-2 NWAC Cap
1	NA	23	10.41
2	9.11	24	10.50
3	9.31	25	8.54
4	9.09	26	7.71
5	9.29	27	7.97
6	9.09	28	7.72
7	9.25	29	8.57
8	9.46	30	8.29
9	9.26	31	8.29
10	9.47	32	8.57
11	9.27	33	8.29
12	9.32	34	8.57
13	9.94	35	8.93
14	9.57	36	8.93
15	9.82	37	9.89
16	9.68	38	8.93
17	9.94	39	9.23
18	9.80	40	8.94
19	10.12	41	9.84
20	10.39	42	9.53
21	10.26	43	9.53
22	9.98	44	9.85

Additional Assumptions:
1) Trigger Event in Effect
2) Months to Recovery = 12

Class	Fwrd LIBOR	Fwrd+200
M-4	5.35% CDR	3.71% CDR
	7.81% cum loss	5.65 % cum loss

Long Beach Mortgage Loan Trust 2003-1

Class M-1
$52,000,000
Fwrd LIBOR, 50% Severity, Trigger Event in Effect, 12 Months Lag, 5bp WAC Deterioration
Price: 100% (To Maturity)

Percentage of Pricing Speed		CDR 10.0%	12.5%	15.0%	17.5%	20.0%	22.5%
70%	Yield (%)	5.26	5.49	3.68	0.33	(3.40)	(37.40)
	DM (bp)	113.9	120.5	(70.0)	(415.9)	(798.9)	N/A
	WAL (Yrs)	8.51	9.63	10.82	12.52	14.04	4.85
	Mod Dur (Yrs)	7.04	7.70	8.34	9.18	9.73	8.55
	First Payment Period	86	90	97	112	142	9
	Last Payment Period	123	162	359	359	359	126
	Bond Loss (%)	0.00	0.00	26.14	57.91	79.17	100.00
	Total Collateral Loss (%)	16.97	19.75	22.16	24.28	26.15	0.39
85%	Yield (%)	5.01	5.19	4.92	1.28	(2.15)	(32.26)
	DM (bp)	113.1	118.3	70.5	(296.5)	(656.0)	(3,597.8)
	WAL (Yrs)	7.19	7.87	9.20	9.85	11.47	5.46
	Mod Dur (Yrs)	6.16	6.62	7.44	7.89	8.75	9.23
	First Payment Period	73	76	81	88	104	8
	Last Payment Period	102	121	359	359	359	148
	Bond Loss (%)	0.00	0.00	8.23	41.69	66.29	100.00
	Total Collateral Loss (%)	14.83	17.43	19.74	21.80	23.65	0.33
100%	Yield (%)	4.77	4.93	5.19	2.60	(1.19)	(38.91)
	DM (bp)	112.6	116.5	123.1	(142.7)	(535.5)	(4,385.3)
	WAL (Yrs)	6.19	6.65	7.56	8.22	9.12	4.59
	Mod Dur (Yrs)	5.45	5.78	6.39	6.88	7.56	8.74
	First Payment Period	63	66	69	74	81	8
	Last Payment Period	86	98	135	359	359	134
	Bond Loss (%)	0.00	0.00	0.00	25.45	52.45	100.00
	Total Collateral Loss (%)	13.11	15.54	17.73	19.71	21.52	0.29
115%	Yield (%)	4.56	4.68	4.88	4.14	0.05	(46.69)
	DM (bp)	112.2	115.2	120.5	27.0	(386.0)	(5,334.6)
	WAL (Yrs)	5.40	5.74	6.29	7.18	7.53	3.86
	Mod Dur (Yrs)	4.86	5.11	5.51	6.16	6.53	8.32
	First Payment Period	56	57	60	63	68	8
	Last Payment Period	74	82	99	358	358	119
	Bond Loss (%)	0.00	0.00	0.00	10.01	38.08	100.00
	Total Collateral Loss (%)	11.70	13.96	16.03	17.92	19.67	0.25
130%	Yield (%)	4.35	4.46	4.62	4.89	1.72	(56.79)
	DM (bp)	111.6	114.2	118.3	124.2	(199.1)	(6,629.4)
	WAL (Yrs)	4.77	5.03	5.40	6.12	6.51	3.22
	Mod Dur (Yrs)	4.36	4.56	4.85	5.38	5.76	7.87
	First Payment Period	49	51	53	55	58	8
	Last Payment Period	65	71	81	115	358	101
	Bond Loss (%)	0.00	0.00	0.00	0.00	23.63	100.00
	Total Collateral Loss (%)	10.51	12.62	14.57	16.38	18.06	0.21

Senior Bond Cashflows1
Long Beach Mortgage Loan Trust 2003-1
Pricing (115%PPC/27%CPR)

		Beginning Class S1 Balance	Class S1 Interest Paid	Class S1 Coupon	Beginning Class S2 Balance	Class S2 Interest Paid	Class S2 Coupon
			14,602,500.00			**9,735,000.00**	
1	3/25/2003	240,000,000.00	850,000.00	4.25	160,000,000.00	566,666.67	4.25
2	4/25/2003	240,000,000.00	850,000.00	4.25	160,000,000.00	566,666.67	4.25
3	5/25/2003	240,000,000.00	850,000.00	4.25	160,000,000.00	566,666.67	4.25
4	6/25/2003	240,000,000.00	850,000.00	4.25	160,000,000.00	566,666.67	4.25
5	7/25/2003	240,000,000.00	850,000.00	4.25	160,000,000.00	566,666.67	4.25
6	8/25/2003	240,000,000.00	850,000.00	4.25	160,000,000.00	566,666.67	4.25
7	9/25/2003	216,000,000.00	720,000.00	4.00	144,000,000.00	480,000.00	4.00
8	10/25/2003	216,000,000.00	720,000.00	4.00	144,000,000.00	480,000.00	4.00
9	11/25/2003	216,000,000.00	720,000.00	4.00	144,000,000.00	480,000.00	4.00
10	12/25/2003	216,000,000.00	720,000.00	4.00	144,000,000.00	480,000.00	4.00
11	1/25/2004	216,000,000.00	720,000.00	4.00	144,000,000.00	480,000.00	4.00
12	2/25/2004	216,000,000.00	720,000.00	4.00	144,000,000.00	480,000.00	4.00
13	3/25/2004	198,000,000.00	618,750.00	3.75	132,000,000.00	412,500.00	3.75
14	4/25/2004	198,000,000.00	618,750.00	3.75	132,000,000.00	412,500.00	3.75
15	5/25/2004	198,000,000.00	618,750.00	3.75	132,000,000.00	412,500.00	3.75
16	6/25/2004	198,000,000.00	618,750.00	3.75	132,000,000.00	412,500.00	3.75
17	7/25/2004	198,000,000.00	618,750.00	3.75	132,000,000.00	412,500.00	3.75
18	8/25/2004	198,000,000.00	618,750.00	3.75	132,000,000.00	412,500.00	3.75
19	9/25/2004	168,000,000.00	490,000.00	3.50	112,000,000.00	326,666.67	3.50
20	10/25/2004	168,000,000.00	490,000.00	3.50	112,000,000.00	326,666.67	3.50
21	11/25/2004	168,000,000.00	490,000.00	3.50	112,000,000.00	326,666.67	3.50
22+		0	0	0.00	0	0	0.00

or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
n the addressee's legal, tax, financial and/or accounting advisors for the purposes
ctus and prospectus supplement (the "Final Prospectus") related to the securities
Securities described herein, particularly with respect to the risk and special considerations
information will change. Any information contained herein will be more fully described
e information contained in the material is based on sources the Underwriter(s) believe(s)
information should not be viewed as projections, forecasts, predictions, or opinions
Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
related securities or perform for or solicit investment banking services from, any company

Senior Bond Cashflows1
Long Beach Mortgage Loan Trust 2003-1
Pricing (115%PPC/27%CPR)

		Beginning Class AF1 Balance	Class AF1 Interest Paid	Class AF1 Principal Paid
			44,979,538.69	**1,044,000,000.00**
1	3/25/2003	1,044,000,000.00	2,099,020.00	26,078,385.19
2	4/25/2003	1,017,921,614.81	1,349,877.16	25,900,875.03
3	5/25/2003	992,020,739.77	1,273,093.28	25,735,433.46
4	6/25/2003	966,285,306.32	1,281,401.68	25,579,673.27
5	7/25/2003	940,705,633.05	1,207,238.90	25,431,205.68
6	8/25/2003	915,274,427.37	1,213,755.59	25,287,653.36
7	9/25/2003	889,986,774.00	1,180,221.35	25,146,663.91
8	10/25/2003	864,840,110.09	1,109,878.14	25,005,923.85
9	11/25/2003	839,834,186.24	1,113,713.45	24,863,172.87
10	12/25/2003	814,971,013.37	1,045,879.47	24,716,218.26
11	1/25/2004	790,254,795.11	1,047,965.66	24,092,697.74
12	2/25/2004	766,162,097.37	1,016,016.07	23,481,479.13
13	3/25/2004	742,680,618.24	921,336.57	22,885,751.63
14	4/25/2004	719,794,866.61	954,527.97	22,305,122.42
15	5/25/2004	697,489,744.19	895,111.84	21,739,208.63
16	6/25/2004	675,750,535.56	896,120.29	21,187,637.17
17	7/25/2004	654,562,898.39	840,022.39	20,650,044.36
18	8/25/2004	633,912,854.04	840,638.88	20,126,075.79
19	9/25/2004	613,786,778.25	813,949.47	19,615,386.04
20	10/25/2004	594,171,392.21	762,519.95	19,117,638.46
21	11/25/2004	575,053,753.74	762,585.17	18,632,504.94
22	12/25/2004	556,421,248.80	714,073.94	18,159,665.70
23	1/25/2005	538,261,583.10	713,794.67	17,698,809.09
24	2/25/2005	520,562,774.02	690,324.08	17,249,631.34
25	3/25/2005	503,313,142.68	602,857.30	16,811,836.42
26	4/25/2005	486,501,306.26	645,154.79	16,385,135.80
27	5/25/2005	470,116,170.46	603,315.75	15,969,248.28
28	6/25/2005	454,146,922.18	602,249.28	15,563,899.78
29	7/25/2005	438,583,022.40	562,848.21	15,168,823.19
30	8/25/2005	423,414,199.21	561,494.27	14,783,758.17
31	9/25/2005	408,630,441.04	541,889.37	14,408,450.99
32	10/25/2005	394,221,990.05	505,918.22	14,042,654.36
33	11/25/2005	380,179,335.70	504,160.04	13,686,127.25
34	12/25/2005	366,493,208.44	470,332.95	13,338,634.77
35	1/25/2006	353,154,573.67	468,322.20	12,999,947.97
36	2/25/2006	340,154,625.71	451,082.83	12,669,843.70
37	3/25/2006	327,484,782.00	392,253.99	0
38	4/25/2006	327,484,782.00	434,281.21	0
39	5/25/2006	327,484,782.00	420,272.14	0
40	6/25/2006	327,484,782.00	434,281.21	4,887,483.06
41	7/25/2006	322,597,298.94	413,999.87	8,244,072.82
42	8/25/2006	314,353,226.12	416,867.31	8,034,661.85
43	9/25/2006	306,318,564.27	406,212.45	7,830,557.62
44	10/25/2006	298,488,006.66	383,059.61	7,631,625.68

45	11/25/2006	290,856,380.98	385,707.88	7,437,734.99
46	12/25/2006	283,418,645.99	363,720.60	7,248,757.85
47	1/25/2007	276,169,888.14	366,231.96	7,064,569.77
48	2/25/2007	269,105,318.37	356,863.55	6,885,049.44
49	3/25/2007	262,220,268.92	314,081.61	6,710,078.62
50	4/25/2007	255,510,190.30	338,834.90	6,539,542.06
51	5/25/2007	248,970,648.24	319,512.33	6,373,327.43
52	6/25/2007	242,597,320.81	321,711.00	6,211,325.27
53	7/25/2007	236,385,995.54	303,362.03	6,053,428.87
54	8/25/2007	230,332,566.67	305,446.58	5,899,534.24
55	9/25/2007	224,433,032.43	297,623.14	5,749,540.01
56	10/25/2007	218,683,492.43	280,643.82	5,603,347.40
57	11/25/2007	213,080,145.03	282,567.95	5,460,860.12
58	12/25/2007	207,619,284.91	266,444.75	5,321,984.32
59	1/25/2008	202,297,300.59	268,268.70	5,186,628.54
60	2/25/2008	197,110,672.04	261,390.65	5,054,703.64
61	3/25/2008	192,055,968.41	238,256.10	4,926,122.71
62	4/25/2008	187,129,845.70	248,154.97	4,800,801.07
63	5/25/2008	182,329,044.64	233,988.94	4,678,656.18
64	6/25/2008	177,650,388.46	235,584.15	4,559,607.58
65	7/25/2008	173,090,780.87	222,133.17	4,443,576.88
66	8/25/2008	168,647,203.99	223,644.93	4,330,487.64
67	9/25/2008	164,316,716.36	217,902.22	4,220,265.37
68	10/25/2008	160,096,450.98	205,457.11	4,112,837.48
69	11/25/2008	155,983,613.51	206,851.60	4,008,133.19
70	12/25/2008	151,975,480.32	195,035.20	3,906,083.55
71	1/25/2009	148,069,396.77	196,356.47	3,806,621.33
72	2/25/2009	144,262,775.44	191,308.47	3,709,681.00
73	3/25/2009	140,553,094.44	168,351.37	3,615,198.72
74	4/25/2009	136,937,895.72	181,594.87	3,523,112.24
75	5/25/2009	133,414,783.48	171,215.64	3,433,360.89
76	6/25/2009	129,981,422.58	172,369.81	3,345,885.55
77	7/25/2009	126,635,537.03	162,515.61	3,260,628.59
78	8/25/2009	123,374,908.44	163,608.84	3,177,533.83
79	9/25/2009	120,197,374.61	159,395.07	3,096,546.53
80	10/25/2009	117,100,828.08	150,279.40	3,017,613.32
81	11/25/2009	114,083,214.77	151,287.02	2,940,682.19
82	12/25/2009	111,142,532.58	142,632.92	2,865,702.45
83	1/25/2010	108,276,830.12	143,587.11	2,792,624.70
84	2/25/2010	105,484,205.43	139,883.78	2,721,400.76
85	3/25/2010	102,762,804.66	123,087.00	2,651,983.71
86	4/25/2010	100,110,820.95	132,758.07	2,584,327.79
87	5/25/2010	97,526,493.16	125,159.00	2,518,388.41
88	6/25/2010	95,008,104.75	125,991.30	2,454,122.11
89	7/25/2010	92,553,982.63	118,777.61	2,391,486.53
90	8/25/2010	90,162,496.11	119,565.49	2,330,440.37
91	9/25/2010	87,832,055.74	116,475.07	87,832,055.74

RMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as
l, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, fina
on. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplemen
their investment decisions. This material does not include all relevant information relating to the Securities described herein, part
nt in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any in
ed by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the
er(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewe
to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN
SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for

appropriate (the "material"), was prepared solely by the Underwriter(s),
ancial and/or accounting advisors for the purposes
t (the "Final Prospectus") related to the securities
ticularly with respect to the risk and special considerations
formation contained herein will be more fully described
material is based on sources the Underwriter(s) believe(s)
d as projections, forecasts, predictions, or opinions
SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
r or solicit investment banking services from, any company

dditional Assumptions:
1) cdr's as a % of current declining balance (no such thing as of the original balance on a cdr basis)
2) 12 month recovery lag
3) 100% p&i advance
4) to maturity

Scenario	1st $ Prin Loss
Pricing Speed	27.34% cdr / 26.00% cum loss
10% CPR	19.22% cdr / 32.25% cum loss
40% CPR	36.94% cdr / 23.51% cum loss

Additional Assumptions:
1) Trigger Event in Effect
2) Months to Recovery = 12

Class	Fwrd LIBOR	Fwrd+200
M-4	5.35% CDR	3.71% CDR
	7.81% cum loss	5.65 % cum loss

Additional Assumptions:
1) cdr's as a % of current declining balance (no such thing as of the original balance on a cd
2) 12 month recovery lag
3) 100% p&i advance
4) to maturity

Scenario	1st $ Prin Loss
Pricing Speed	27.34% cdr / 26.00% cum loss
10% CPR	19.22% cdr / 32.25% cum loss
40% CPR	36.94% cdr / 23.51% cum loss

r basis)

erm Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
ty other than the addressee's legal, tax, financial and/or accounting advisors for the purposes
final prospectus and prospectus supplement (the "Final Prospectus") related to the securities
ting to the Securities described herein, particularly with respect to the risk and special considerations
d that such information will change. Any information contained herein will be more fully described
Although the information contained in the material is based on sources the Underwriter(s) believe(s)
lete. Such information should not be viewed as projections, forecasts, predictions, or opinions
w the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
ecurities or related securities or perform for or solicit investment banking services from, any company

Long Beach Mortgage Loan Trust 2003-1

Class M-4
$40,000,000
Static LIBORs
Price: 87.600085% (To Call)

	Fixed Rate (% PPC)	0.0%	50.0%	85.0%	115.0%	150.0%	175.0%	200.0%
	Adj. Rate (% CPR)	0.0%	15.0%	22.0%	27.0%	35.0%	40.0%	45.0%
Price / DM	84.600085	467.4	578.4	664.7	730.4	806.4	842.0	868.8
	85.100085	463.1	570.1	653.4	716.8	790.1	824.5	850.4
	85.600085	458.8	561.9	642.1	703.2	774.0	807.1	832.1
	86.100085	454.6	553.8	631.0	689.8	757.9	789.8	813.9
	86.600085	450.4	545.8	619.9	676.4	742.0	772.6	795.8
	87.100085	446.3	537.8	608.9	663.2	726.1	755.6	777.8
	87.600085	442.2	529.8	598.0	650.0	710.4	738.6	760.0
	88.100085	438.1	522.0	587.2	636.9	694.7	721.8	742.3
	88.600085	434.1	514.1	576.4	623.9	679.2	705.1	724.6
	89.100085	430.1	506.4	565.7	611.0	663.7	688.5	707.1
	89.600085	426.1	498.7	555.1	598.2	648.4	671.9	689.7
	90.100085	422.1	491.0	544.6	585.5	633.2	655.5	672.4
	90.600085	418.2	483.4	534.1	572.9	618.0	639.2	655.2
	WAL (Yrs)	25.87	9.49	6.35	5.06	4.07	3.72	3.50
	Mod Dur (Yrs)	13.62	7.02	5.09	4.21	3.51	3.26	3.09
	First Payment Period	253	56	37	37	37	38	38
	Last Payment Period	342	171	116	91	68	58	49

Long Beach Mortgage Loan Trust 2003-1

Class M-4
$40,000,000
Fwrd LIBOR, 50% Severity, Trigger Event in Effect, 12 Months Lag
Price: 87.600085% (To Maturity)

		CDR				
		3.0%	4.0%	5.0%	6.0%	7.0%
Pricing Speed	Yield (%)	10.15	10.17	10.28	4.48	(19.49)
	DM (bp)	570.4	572.8	572.2	0.4	(2,353.5)
	WAL (Yrs)	10.68	10.55	11.39	15.67	5.64
	Mod Dur (Yrs)	7.16	7.15	7.62	8.12	4.56
	First Payment Period	117	116	121	157	44
	Last Payment Period	141	138	156	359	97
	Bond Loss (%)	0.00	0.00	0.00	63.31	100.00
	Total Collateral Loss (%)	4.64	6.04	7.36	8.62	9.82

Senior Bond Cashflows1
Long Beach Mortgage Loan Trust 2003-1
Pricing (115%PPC/27%CPR)

		Discount Period	Beginning Class S1 Balance	Class S1 Interest Paid	Full Proceeds	Accrued Interest
0	2/6/2003			**14,602,500.00**	**14,072,039.44**	**141,666.67**
1	3/25/2003	1.6333	240,000,000.00	850,000.00	845,148.40	
2	4/25/2003	2.6333	240,000,000.00	850,000.00	842,191.71	
3	5/25/2003	3.6333	240,000,000.00	850,000.00	839,245.36	
4	6/25/2003	4.6333	240,000,000.00	850,000.00	836,309.32	
5	7/25/2003	5.6333	240,000,000.00	850,000.00	833,383.56	
6	8/25/2003	6.6333	240,000,000.00	850,000.00	830,468.02	
7	9/25/2003	7.6333	216,000,000.00	720,000.00	700,994.28	
8	10/25/2003	8.6333	216,000,000.00	720,000.00	698,541.90	
9	11/25/2003	9.6333	216,000,000.00	720,000.00	696,098.10	
10	12/25/2003	10.6333	216,000,000.00	720,000.00	693,662.86	
11	1/25/2004	11.6333	216,000,000.00	720,000.00	691,236.13	
12	2/25/2004	12.6333	216,000,000.00	720,000.00	688,817.89	
13	3/25/2004	13.6333	198,000,000.00	618,750.00	589,881.97	
14	4/25/2004	14.6333	198,000,000.00	618,750.00	587,818.31	
15	5/25/2004	15.6333	198,000,000.00	618,750.00	585,761.87	
16	6/25/2004	16.6333	198,000,000.00	618,750.00	583,712.62	
17	7/25/2004	17.6333	198,000,000.00	618,750.00	581,670.55	
18	8/25/2004	18.6333	198,000,000.00	618,750.00	579,635.62	
19	9/25/2004	19.6333	168,000,000.00	490,000.00	457,418.70	
20	10/25/2004	20.6333	168,000,000.00	490,000.00	455,818.46	
21	11/25/2004	21.6333	168,000,000.00	490,000.00	454,223.81	
22+			0	0		

CBE Yield (%)	Flat Price	Class S1 Coupon	Beginning Class S2 Balance	Class S2 Interest Paid	Class S2 Coupon
4.25	5.804322%			9,735,000.00	
0.003511		4.25	160,000,000.00	566,666.67	4.25
		4.25	160,000,000.00	566,666.67	4.25
		4.25	160,000,000.00	566,666.67	4.25
		4.25	160,000,000.00	566,666.67	4.25
		4.25	160,000,000.00	566,666.67	4.25
		4.25	160,000,000.00	566,666.67	4.25
		4.00	144,000,000.00	480,000.00	4.00
		4.00	144,000,000.00	480,000.00	4.00
		4.00	144,000,000.00	480,000.00	4.00
		4.00	144,000,000.00	480,000.00	4.00
		4.00	144,000,000.00	480,000.00	4.00
		4.00	144,000,000.00	480,000.00	4.00
		3.75	132,000,000.00	412,500.00	3.75
		3.75	132,000,000.00	412,500.00	3.75
		3.75	132,000,000.00	412,500.00	3.75
		3.75	132,000,000.00	412,500.00	3.75
		3.75	132,000,000.00	412,500.00	3.75
		3.75	132,000,000.00	412,500.00	3.75
		3.50	112,000,000.00	326,666.67	3.50
		3.50	112,000,000.00	326,666.67	3.50
		3.50	112,000,000.00	326,666.67	3.50
		0.00	0	0	0.00